Report

for the quarter and nine months ended 30 September 2003

Group results for the quarter …

◆ Adjusted headline earnings[1] increase by 2% to $67m

◆ Adjusted operating profit[2] down by 3% to $136m

◆ Total cash costs increase by 6% to $237/oz impacted by strong local currencies and wage increases in South Africa

◆ Gold production (on a comparable basis[3]) increases marginally to 1.39Moz

   ◆ Good performances at Great Noligwa, Kopanang and Geita

   ◆ Problems persist at Cerro Vanguardia and at CC&V, which are being addressed

◆ Received gold price[4] up by 3% to $364/oz

◆ Ashanti board unanimously recommends revised AngloGold offer and Government of Ghana indicates support for the AngloGold/Ashanti merger

		Quarter ended		9 Months ended		Quarter ended		9 Months ended	
		Sept 2003	June 2003	Sept 2003	Sept 2002	Sept 2003	June 2003	Sept 2003	Sept 2002
		Rand/Metric				Dollar/Imperial			
Gold									
Produced	– kg / oz (000)	**43,240**	44,613	**131,457**	136,543	**1,390**	1,434	**4,226**	4,390
Price received[4]	– R/kg / $/oz	**86,619**	87,983	**88,852**	103,567	**364**	354	**354**	299
Total cash costs	– R/kg / $/oz	**56,311**	55,502	**55,966**	54,242	**237**	223	**223**	157
Total production costs	– R/kg / $/oz	**65,502**	65,654	**65,891**	68,270	**275**	264	**263**	197
Operating profit	– R / $ million	**1,304**	1,094	**3,607**	5,026	**176**	142	**463**	466
Adjusted operating profit[2]	– R / $ million	**1,004**	1,082	**3,303**	5,205	**136**	140	**422**	483
Net profit	– R / $ million	**729**	444	**1,721**	2,489	**97**	57	**219**	231
Headline earnings	– R / $ million	**674**	513	**1,794**	2,899	**90**	66	**228**	268
Adjusted headline earnings[1]	– R / $ million	**497**	516	**1,628**	2,996	**67**	66	**207**	277
Capital expenditure	– R / $ million	**661**	538	**1,687**	1,962	**88**	69	**216**	182
Earnings per ordinary share									
Basic	– cents/share	**327**	199	**773**	1,123	**44**	26	**98**	104
Diluted	– cents/share	**326**	199	**769**	1,116	**43**	26	**98**	104
Headline	– cents/share	**303**	230	**805**	1,307	**40**	30	**102**	121
Adjusted headline earnings[1]	– cents/share	**223**	232	**731**	1,351	**30**	30	**93**	125
Dividends	– cents/share			**375**	675			**51**	64

Note: 1. Headline earnings before unrealised non-hedge derivatives and marked-to-market of debt financial instruments
2. Operating profit excluding unrealised non-hedge derivatives
3. Prior quarter production includes 56,000oz from Jerritt Canyon, which was sold with effect from 30 June 2003. Reported production is not comparable
4. Price received includes realised non-hedge derivatives

$ represents US dollar, unless otherwise stated

Pokwana Buleni is a surface backfill plant operator in South Africa.

Letter from
Chairman and CEO



Russell Edey
Chairman

Bobby Godsell
Chief Executive Officer

Dear Shareholder

The decision this week by the Government of Ghana to support AngloGold's proposed merger with Ashanti Goldfields is a significant step towards completion of this transaction. AngloGold has now secured the support of the Ashanti board and its two largest shareholders, the Government of Ghana and Lonmin. Although a further period of three to six months will be required for the completion of the merger, AngloGold's management has already been planning the successful integration of the companies. In this regard, the fiscal and regulatory undertakings that the Government of Ghana has confirmed that it would give, will allow us to lay the foundations for the Obuasi Deep Project, lengthening the life of mine by more than 20 years at current production rates or higher. Obuasi represents possibly the longest life gold orebody in the world.

The merger creates a combination of some of the best gold assets and mining talent on the African continent, with a spread of long-life, low-cost operations and reserves around the world. AngloGold's management will be greatly strengthened by the talented Ashanti management team. When the transaction is complete, AngloGold Ashanti will be ready to show how a thoroughly African company can be a world leader in its sector. This is very good news for AngloGold and Ashanti shareholders, the governments and people of both Ghana and South Africa, the employees of both companies and their communities.

AngloGold has produced a solid set of financial results for the September quarter which are similar to those for the second quarter this year, despite the 4% strengthening of the rand and higher wage costs in South Africa. Cash operating costs on the South African mines only increased by 2% in local currency terms. Operating profit, adjusted to exclude unrealised gains on non-hedge derivatives, decreased marginally to $136 million. Despite this reduction, headline earnings, similarly adjusted, increased slightly to $67 million, mainly as a result of lower corporate administration costs.

The quarter saw good operating performances from Geita, Sadiola, Kopanang and Great Noligwa, all of which reported higher gold production and lower unit total cash costs. Grades on the South African operations and the underground operations as a whole increased by some 4%, while those on the open-pit mines decreased by some 4%, largely as a consequence of the anticipated and significant grade decline at Morila.

We expect that the operating problems at Cerro Vanguardia in Argentina, which resulted in a 16% decline in production over the quarter, will be overcome with the commissioning there this month of a material scrubber. At Cripple Creek & Victor, difficulties with the haul truck fleet and the crusher have been resolved and those associated with the heap leach continue to receive management attention.

Although total cash costs were well controlled in local currency terms, the continued strength of these currencies against the dollar led to a 6% increase in dollar-denominated costs, to $237 per ounce. A $10 per ounce increase in the received gold price, which was again this quarter higher than the gold spot price, ameliorated the effect of reduced production and stronger operating currencies.

We will continue to give shareholders a clear picture of the value creation they can expect from both AngloGold's existing operations and from our merger with Ashanti in the months that lie ahead.

Russell Edey
Chairman

Bobby Godsell
Chief Executive Officer

30 October 2003

anglogold

Financial and Operating Review

Overview of the quarter

This quarter saw a recovery by Great Noligwa, Kopanang and Geita while problems persisted at Cripple Creek & Victor and Cerro Vanguardia. In the case of the latter, a scrubber to prepare wet ground for treatment was installed at the end of September and production is expected to improve in the December quarter. Gold production for the quarter (after adjusting for the sale of Jerritt Canyon[2]) was marginally up by 12,000oz to 1.39Moz.

The South Africa region performed well, with gold production increasing by 31,000oz (4%). By contrast, production in South America declined by 3% and in Australia by 4%, while North America was 12,000oz (15%) lower (on a comparable basis[2]) as a result of ongoing problems at CC&V. East and West Africa produced substantially the same amount as last quarter, however, as predicted at the end of last quarter, production at Geita was 42% higher and Morila down 16%, with Yatela being 33% lower.

Total cash costs per ounce were well controlled in local currency terms, notably in South Africa where total unit costs increased by only 2% despite a 10% wage increase.

Again, strong currencies in the operating regions had an impact on dollar per ounce costs. These increased from $223/oz to $237/oz with half of the increase being directly exchange rate-related, which indirectly affected costs in local currencies.

As a result, adjusted operating profit[1] decreased marginally by 3% to $136m. Taking into account a $38m increase in unrealised profit from non-hedge derivatives, operating profit increased from $142m to $176m. It is AngloGold's practice to judge the performance of the company on the adjusted operating profit[1] as there can be no certainty that the unrealised profit will eventually be brought to account.

At a corporate level, corporate administration costs decreased by $5m and other costs by $7m. Consequently adjusted headline earnings[1] increased by 2% to $67m.

During the quarter, the profit on disposal of investments in East African Gold Mines and Randgold Resources Limited was $38m. Savuka was impaired by $35m as a result of the lower rand gold price. These, together with the unrealised gain on non-hedge derivatives resulted in a net profit of $97m, 70% up on the previous quarter.

Operating results for the quarter

South Africa

Great Noligwa's gold production improved by 11% or 687kg (21,000oz) due to higher volume mined and a 6% rise in yield to 10.62g/t. Total cash costs at R52,183/kg ($219/oz) were 2% lower than those of the previous quarter, despite the inclusion of wage increases which were effective from July and higher treatment costs associated with the increased volumes mined. Adjusted operating profit[1] improved by 25% to R258m ($35m) largely as a result of the higher gold production and lower total cash costs. Two employees tragically lost their lives in a fall of ground incident, whilst the lost time injury frequency rate (LTIFR) improved by 35% over the previous quarter.

At **Kopanang** the positive impact of team training is evident in the 7% increase in volumes mined during the quarter. Yield improved by 11% to 7.4g/t, with gold production up by 15% to 4,119kg (132,000oz). The impact of the wage increases in July was contained and total cash costs improved by 6% to R62,189/kg ($261/oz). Adjusted operating profit[1] was up by 54% to R105m ($14m) because of the higher gold production at lower total cash costs. A gassing incident on 20 August resulted in the death of one employee.

The volume mined at **Tau Lekoa** decreased by 2% and gold production fell to 2,449kg (79,000oz) as a result of this and reduced yield. Total cash costs, impacted by wage increases, seasonal power increases and lower gold output, rose by 12% to R75,407/kg ($317/oz). Adjusted operating profit[1] reduced by R14m (30%) to R32m ($4m) mainly due to production problems and higher total cash costs.

Improved face length and face advance at **Savuka** resulted in an 11% increase in volume mined. However, grade was reduced to 5.49g/t (12%) with gold produced falling by 17% to 1,376kg (44,000oz). The lower gold production and the effect of wage increases caused total cash costs to go up by 21% to R115,931/kg ($487/oz). During the quarter, some 170 people were retrenched as part of planned reductions in the labour force. The continued operating difficulties at Savuka have been reviewed and AngloGold management has decided to declare an impairment of the Savuka assets and have, as a result, charged profits with an amount of R138m ($19m) in respect of this impairment, net of tax. No fatalities were recorded during the quarter.



Geita
Tanzania

Union Reefs
(closed effective
July 2003)

Australia

Sunrise Dam

SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
(in development)
Ergo

Republic of
South Africa

Namibia

Navachab

Mali

Crixas,
Serra Grande

Morila

Yatela
Sadiola

Brazil

Morro
Velho

Argentina

Cerro
Vanguardia

U.S.A.

Cripple Creek
& Victor

Alaska

Mponeng's gold production at 4,055kg (130,000oz) benefited from greater face length availability resulting in increased volumes mined (5%). However, this was partially offset by a slightly lower yield of 8.81g/t. Total cash costs increased by 2% to R59,039/kg ($248/oz) following the impact of the wage increases in July. Adjusted operating profit[1] is down by 20% to R73m ($10m) mainly due to the higher total cash costs, increased amortisation charges (R4m) ($1m) and the impact of inventory movements (R6m) ($1m). Two employees lost their lives in two separate falls of ground incidents.

At **TauTona** gold production at 5,272kg (170,000oz) was 5% higher than the previous quarter mainly due to a higher yield (13.19g/t) as a result of the exclusion of lower grade tonnes from the area affected by the underground fire during August. The volume mined was held at previous levels despite the impact of the fire. Total cash costs rose by 2% to R47,096/kg ($198/oz) as a result of the wage increases, costs associated with the fire and increased seasonal power cost increases. Adjusted operating profit[1] was down by 7% to R182m ($25m). Two employees lost their lives during the quarter. The first incident was due to a seismic-induced fall of ground whilst the second related to a scraper winch accident.

At **Ergo** gold production of 1,407kg (45,000oz) was down by 8% following lower tonnages treated, which were partially offset by a higher head grade. Tonnage throughput decreased following repeated water monitor pipeline failures. Ergo showed an increase in operating loss of R14m ($2m) to R22m ($3m) predominantly from the lower gold output, higher unit costs and lower received price. The operation is scheduled to close by the end of 2004. In the meantime, discussions are being held with prospective buyers.

East and West Africa

At **Geita** (50% attributable), gold production increased by 42% to 88,000oz, largely due to an anticipated 48% improvement in recovered grade to 3.83g/t. As has been reported in previous quarterly reports, further improvements are expected going forward. Total cash costs decreased by 18% to $188/oz due to the higher production whilst adjusted operating profit[1] rose by $6m to $9m.

Production at **Morila** (40% attributable) was down by 16% to 80,000oz. A 7% increase in milled plant throughput was offset by a 21% decrease in recovered grade to 7.55g/t. A further decline in grade is expected in the fourth quarter and going forward into 2004. Total cash costs increased by 16% to $109/oz, whilst adjusted operating profit[1] for the quarter decreased by 24% to $14m. Commissioning of the plant expansion project is on schedule for the fourth quarter. There

were four lost time injuries recorded this quarter and regrettably one fatal accident occurred on 24 September 2003.

At **Navachab**, a 2% decrease in milled tonnage throughput, coupled with a 13% decline in recovered grade, resulted in a 14% drop in gold production to 18,000oz. Tonnage throughput for the quarter was adversely affected by plant down time caused by a transformer failure and damage to mill girth gear. Total cash costs increased by 38% to $303/oz while adjusted operating profit[1] for the quarter fell by $2m due to the lower production and the additional cost incurred as a result of the plant down time. There were no lost time injuries recorded at Navachab this quarter. With effect from 1 January 2004, Navachab will make the transition to owner mining.

Production at **Sadiola** (38% attributable) went up by 8% to 42,000oz due to an 11% increase in recovered grade to 2.79g/t. Total cash costs decreased by 8% to $195/oz, whilst adjusted operating profit[1] increased by 72% to $5m as a result of the higher production and a 7% improvement in price. There were no lost time injuries recorded during the quarter.

At **Yatela** (40% attributable), gold production decreased by 33% to 20,000oz mainly as a result of a 32% decrease in tons treated. Tonnage throughput for the quarter was adversely affected by problems experienced with the commissioning of the new crusher circuit. Commissioning problems have subsequently been resolved and the plant is operating at design capacity. In addition, recovered grade decreased by 5% to 3.18g/t. Total cash costs increased by 26% to $250/oz and adjusted operating profits[1] decreased to $1m as a result of the lower production. Mining commenced at Alamoutala during the quarter and exceeded original targets with hauling of higher grade Alamoutala ore proceeding to plan. Yatela recorded one lost time injury during the quarter.

North America

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until the initial loans are repaid) production was down by 15% quarter-on-quarter at 66,000oz due to mining of lower grade areas and failure to realise sustainable improvements in leach solution chemistry during the quarter. Total cash costs were 15% higher than those of the second quarter at $217/oz as chemical consumption increased in an effort to resolve the leach solution chemistry issues. Despite increased costs, adjusted operating profit[1] remained consistent with the second quarter at $3m due to favourable gold prices and inventory movements. There were no lost time injuries for the quarter and one lost time injury year to date. The new processing facilities exceeded design capacity in August and September, and haulage fleet production



improved to budgeted levels. Phase 4B of the leach pad construction continues and is ahead of schedule. While stacking has commenced, this area of the leach pad is not yet under irrigation due to continuing construction activities. As these activities are completed during the fourth quarter, increased production should be realised.

As announced in the June quarter, AngloGold sold its interests in the **Jerritt Canyon** joint venture to Queenstake Resources. The transaction took effect on 30 June 2003.

South America

At **Cerro Vanguardia** (92.5% attributable) gold production decreased by 16% to 41,000oz partly due to lower recovered grades, down by 10% to 6.05g/t. During the quarter, the plant was fed with lower grade, dry ore from a contingency stockpile as the recurring problem of excess water in the pits continued to prevent the mine from delivering higher grade material. As planned, a full range material scrubber was successfully commissioned in late September, which will enable the treatment of wet, higher grade material. Total cash costs were 14% higher than those of the previous quarter at $173/oz, chiefly because of a decrease in the gold produced and increased operational and maintenance costs, due to the abnormal operational conditions. Adjusted operating profit[1] decreased by 67% to $2m, largely as a result of the decreased sales volumes at a lower received price and the higher total cash costs.

At **Morro Velho**, gold production was up by 7% at 59,000oz, due to higher recovered grade at 6.48g/t and an increase in ore treated. Total cash costs rose by 2% to $146/oz due to higher labour costs as the result of the annual union agreement negotiations in August. Adjusted operating profit[1] was largely unchanged from the previous quarter. There was one fatal accident recorded at Cuiabá during the quarter.

At **Serra Grande** (50% attributable) production remained at a similar level to the previous quarter at 24,000oz. Total cash costs increased by 5% to $109/oz due to higher maintenance costs and a slightly lower recovered grade of 7.89g/t. Adjusted operating profit[1] decreased by 8% to $4m largely because of a decrease in gold sold and the higher total cash costs.

The LTIFR for the region year to date is 4.55. This compares favourably with the Ontario underground metalliferous mines benchmark of 6.5.

Australia

At **Sunrise Dam**, production increased marginally to 85,000oz despite mining continuing in the lower grade areas of the orebody, with milled grade at 3.62g/t in the quarter compared to 3.85g/t in the previous quarter and recovery rates constant at around 80%. Mining will progressively move to the higher grade areas during the fourth quarter. Total cash costs decreased by 3% to A$368/oz ($242/oz), however adjusted operating profit[1] was down by 44% to A$5m ($3m), due to a lower received price and a reduction in the volumes sold. Development work associated with the underground feasibility study has begun, with the award of the underground contract and the mobilisation of the contractor to site. There were two lost time injuries recorded during the quarter.

At **Union Reefs**, mining was completed at the end of July. Processing of low-grade stockpiles continued during the quarter, the throughput rate decreased progressively from mid-September until the final mill shutdown on 3 October 2003. Clean-up work and the preparation of the plant for care and maintenance and possible sale commenced during September. This final mining and decommissioning activity has reduced production to 23,000oz compared to 28,000oz for the previous quarter, while total cash costs were maintained at A$364/oz ($240/oz). Progressive rehabilitation of the site means that only minor works, which have been provided for, are required now that operations have ceased. The adjusted operating profit[1] decreased by A$1m ($1m) to A$3m ($2m). There were again no lost time injuries recorded for the quarter. Union Reefs has now operated for two years without a lost time injury.

The **Boddington** Joint Venture partners have committed to an update of the November 2000 Expansion Project Feasibility Study. It is anticipated that this work will be completed in the second quarter of 2004.

Note:

All references to price received includes the realised non-hedge derivative gains (losses).

Rounding of figures may result in computational discrepancies.

In the case of Joint Venture operations, all production and financial results are attributable to AngloGold.

1. Adjusted to exclude unrealised gains/losses on non-hedge derivatives.
2. Prior quarter production includes 56,000oz from Jerritt Canyon, which was sold with effect from 30 June 2003. Reported production is not comparable.

Exploration

AngloGold's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and technology.

During the quarter
Exploration continued to yield encouraging results from several projects – the satellite oxide exploration programme at Sadiola and deeper mineralisation extensions at Sunrise Dam in particular.

Regional exploration overview
1. In **Mali** drilling for satellite oxide resources at Sadiola continued to yield positive results. Reverse Circulation (RC) results at the FE3 Southern Extension included: 22m at 8.90g/t from 68m in AFE3S-115 and 44m at 3.71g/t from 36m in AFE3S-114. Resource delineation drilling of the Western Lobe at FE4 continued during the quarter and the deposit still appears to be open-ended to the south-west and west of the current pit position. RC results included: 32m at 2.58g/t from 142m in AFE4-387 and 10m at 2.04g/t from 38m in AFE4-383.

   Phase VI of the hard sulphides diamond drilling programme at Sadiola is 73% complete.

2. Encouraging results continue to be received from a first pass Rotary Airblast (RAB) drilling campaign at the Garalo greenfields prospect, some 100km south-west of Morila. These will be followed by an RC drilling programme after the rainy season in the fourth quarter.

3. At Geita in **Tanzania**, exploration drilling was completed at Nyankanga West and East and restarted at Geita Hill. Follow-up diamond drilling of a high-grade zone at Nyankanga West intersected further high-grade mineralisation in drillhole NYDD0147. Results included 4m at 190.20g/t from 189m and 13m at 66.20g/t from 184m. Results of infill down-dip drilling of the north-eastern side of the Geita Hill pit included: 7m at 7.00g/t from 316m in GHDD-127 and 6m at 6.31g/t from 316m in GHDD-129.

4. Drilling at the Navachab expansion project in **Namibia** was completed. The pre-feasibility study is scheduled for completion in the fourth quarter and, if the results are positive, a feasibility study will take place in 2004.

5. In **North America**, exploration continued at Cripple Creek, where over 21,500m of drilling was completed to define new mineralisation at the Wild Horse Extension (WHEX) project and to test targets proximal to the current reserve areas. In addition, drill testing for deep, high-grade mineralisation in the district continued. Encouraging results were obtained and additional drilling has been scheduled for the fourth quarter.

6. In **Alaska** exploration continued on greenfields projects within the Tintina Gold Belt where geophysical surveying, geochemical sampling and approximately 2,000m of drilling was completed on three projects. Encouraging results were obtained and will be the focus of follow-up exploration.

7. In **Canada**, exploration at the Red Lake Joint Venture was devoted to the Rivard area where geochemical sampling and over 1,600m of drilling was conducted in the quarter. Results of three years of exploration suggest that the western portion of the Red Lake Greenstone Belt is more prospective. Accordingly, AngloGold has arranged with its partner Rubicon, to dissolve the Joint Venture and rationalise the tenement portfolio to leave AngloGold holding 100% of the western area at Rivard.

8. In **South America** ongoing diamond drilling of the Cachorro Bravo orebody at Córrego do Sítio in **Brazil** has confirmed flat, north-plunging, sulphide mineralisation over a down-plunge length of 800m, to a vertical depth of 350m. Intersections ranged in grade between 4.00g/t and 13.00g/t over widths of 2m to 4m. The exploration ramp has intersected the 4m thick, well-developed, main ore zone at its anticipated position and assay results are pending. All intersection lengths closely approximate to true widths.

9. At the Crixás Mine in **Brazil**, diamond drilling of the upper Forquilha Sul ore zone has confirmed continuity of mineralisation over a strike length of approximately 200m and a down-plunge length of 300m at an approximate vertical depth of 350m. This ore zone, which overlies the principal Mina III orebody, has been intercepted in 8 diamond holes, spaced approximately 50m both along strike and downdip, yielded grades varying between 3.00g/t and 7.50g/t over widths of 3 to 10m. The



GEITA - NEAR MINE DRILLING
Nyankanga West drilling
Nyankanga East drilling
Nyankanga Pit
Plant area
Lone Cone Pits
Copcot Hill
Geita West
Geita Hill Pit
Geita Main/ NE Extension drilling
1000 m
CRIXAS DRILLING
Crixas
Mina Nova orebody
Forquilha orebody
Mina III orebody
Area of current drilling
Forquilha Sul orebody
Corpo IV orebody
Corpo V orebody
Serra Grande Mine
Corpo Sul
500m
SUNRISE DAM
Duckpond
Sunrise Dam Pit
Sunrise Shear
Northern Deeps
Astro
Cleo Pit
Mako
Summercloud
Cleo Upper Shear
Dolly/ Cosmo
Western Shear Zone
500m
CRIPPLE CREEK & VICTOR
Wild Horse Ext
Iron Clad
Globe Hill
East Cresson
Deep Cresson
North Cresson
Main Cresson
South Cresson
Victor
Cripple Creek
Railroad Breccia
2000 m
Alaska
6
Tintina Gold Belt
Canada
Red Lake
7
U.S.A.
5
Peruvian Andes
11
La Rescatada
Peru
Brazil
9
8
Morro Velho
Corrego do Sitio
Cachorro Bravo
Argentina
10
Cerro Vanguardia
Loma del Muerto
Loma Sur, Paula
& Mangas Sur veins
Mali
Yatela
1
Sadiola
Sulphide Drilling FE3 & FE4
Morila
Garalo
Namibia
4
Navachab
South Africa
13
Vaal River Operations
Tau Lekoa - Goedgenoeg
3
Tanzania
Australia
12
Boddington
Mines
Greenfields exploration areas
Brownfields exploration areas

mineralisation has been closed off up-plunge but is still open down-plunge. All intersection lengths are closely approximate to true widths.

10. At Cerro Vanguardia in **Argentina**, drilling continued to define depth and strike extensions of the Loma del Muerto, Loma Sur, Paula and Mangas Sur veins for possible future open-pit and underground resources.

11. In **Peru**, regional greenfields exploration was focused on further reconnaissance and property-scale investigation in different areas of the Peruvian Andean region. At La Rescatada the present diamond drilling programme has been extended to year-end to drill test three oxide targets and conduct metallurgical test work in order to reach a decision point by year-end.

12. In **Australia** drilling at Sunrise Dam has largely focused on deep drilling within and beneath the Sunrise Shear. The Sunrise Shear mineralisation was extended approximately 200m to the northwest on the down-dip extension of the underground resource. The Dolly Lode was intersected at a drilled depth of 1,071m (6m at 5.92g/t in CD827W2), approximately 400m beneath previous drill intercepts, indicating extensions of the structure at depth. Additional

narrow, high-grade mineralisation was intersected in the Dolly Hanging Wall Lodes, including 3m at 19.43g/t from 704m (CD827). Shallow mineralisation was again intersected immediately west of the pit in the previously defined Mako and Duckpond areas and could indicate potential for a small high-grade pod of saprolite mineralisation. Furthermore, a new zone of mineralisation has been identified immediately to the west of the current pit design with an intersection of 6m at 5.15g/t from 153m (CRC101) and 2m at 41.31g/t from 61m (CRC104). Further drilling is required to understand the geometry and extent of this zone.

13. In **South Africa** two diamond drill holes G49 and G51 are in progress at Goedgenoeg to the west of Tau Lekoa. Diamond drill hole G50 was completed during the quarter and intersected the Ventersdorp Contact Reef at a depth of 2,227m, yielding a mean borehole value of 22.08g/t over 18.52cm for 409cmg/t. The five deflection values varied between 83.60g/t over 16.91cm for 1,414cmg/t to 0.26 g/t over 11.88cm for 3cmg/t (corrected width).

Note:

Unless otherwise stated, all intercepts are at drilled widths and drilled depths.



TENEMENT RATIONALISATION - RUBICON JV

- Joint venture tenements now 100% AngloGold
- Joint venture tenements now 100% Rubicon
- Rubicon/Redstar JV

West End Block

Rivard

Cochenour

Campbell

Red Lake

N

0   10 km

Review of the
gold market

The gold market saw yet another volatile and active quarter with a price range of over $50/oz and a closing price of $385/oz almost $40/oz higher than for the opening price for the quarter. The average price of $363/oz was $16/oz higher than the average for the previous quarter. Currency markets also remained volatile, with the US dollar gaining strongly against the Euro for much of the quarter only to end the period close to its lows of $1.19 to the Euro, and fully 10% weaker against the yen. The rand also benefited from the weaker dollar, touching R6.85 to the dollar during the quarter.

Gold price drivers
The gold price rallied again during the quarter in spite of the strong recovery in the US dollar against the Euro during July and August, and in spite of rallies in important equity markets. Also, physical demand for gold remained depressed and provided no help for the price.

The driver behind the price was overwhelmingly new and growing investor interest in gold, reflected in buying on the New York Commodity Exchange (Comex). The quarter saw repeatedly higher levels of net long open positions on the Comex, reaching a twenty year high of some 17.1Moz or 532t net long in early September, pushing the gold price to its high of $393/oz for the quarter.



COTR for Gold: Futures & Options 2002 – Today

The new levels of interest were driven by a number of factors, including concerns about global economic recovery, and scepticism about US recovery in particular. Most analysts also see the US dollar as still overvalued, and the US currency weakened sharply again during the last month of the quarter. Many investors in gold now justify their interest in the metal as appropriate to a range of economic circumstances, good both in the case of a weaker dollar (stronger US growth and exports, some danger of inflation, and strong gold and commodity prices) and of a stronger dollar (dampener on US recovery, threat of deflation, weaker equity markets and gold holding valuable as a defensive measure).

This investor interest could be sustained over a number of economic circumstances, and several analysts have recently published higher spot gold price forecasts for next year.

Investment
The appearance of new investors in gold has been the critical incremental factor in this market, and the rising gold price over the past eighteen months has been driven by investment and speculative demand for gold. Although volatile, this demand essentially fills the gap caused by falling jewellery demand in the face of higher spot gold prices. The net long positions of investors on the Comex have been primary drivers of the gold price over the past two years.

The past year has also seen the emergence of new gold investment products in the form of exchange traded gold funds. The first of these has been the Australian instrument launched by Gold Bullion Limited, but further such investment products are under consideration elsewhere. These products provide both institutional and private investors with the opportunity to invest in a traded instrument whose sole underlying asset is physical gold. These products, if successful could add a new category of demand for gold, and would help to sustain a healthier price environment.

Physical
The physical market for gold continues to reflect the negative impact of higher spot prices. Supply is up, and demand is down.

On the supply side, gold mine production for the first half of 2003 increased by 2% against 2002, whilst scrap gold for sale increased sharply by 26% year on year, at 513t in the first half of 2003. Net mine supply onto the market, however, was reduced by over 300t of gold producer hedge reductions. Net central bank sales were slightly higher than in 2002 at 290t for the first six months of 2003. By contrast, global gold demand for jewellery was down in most areas, with a fall overall of some 4% in gold offtake for jewellery worldwide.

Central bank

The September meetings of the IMF saw the first public comment about a renewal of the 1999 Washington Agreement on official gold sales and lending. The subject will be considered by the central banks concerned early in 2004, and comments seem to imply that renewal is a matter of detail, not of principle. In any extended agreement, the Swiss National Bank would wish to sell a further 130t to complete its original sales target of 1,300t (or approximately half of its reserves in 1999 when the decision to sell was taken). The Bundesbank has also expressed an interest in selling 400 to 600t of its current holdings of 3.440t (second only in the world to the US holdings of 8.135t). It seems likely that the form and extent of the renewal will be orderly and will not negatively impact the gold market.

Set against any gold sales programme of a renewed Washington Agreement, the quarter saw news of official sector interest in increasing gold holdings as well.

Liberalisation of the gold market in China has opened up a measure of debate on gold's possible role in that economy. The quarter saw comment by the Bank of China indicating that it was reasonable that gold should make up a larger percentage of the State's foreign exchange reserves. In addition, a survey indicated Chinese consumer willingness to consider gold in the arena of private savings. Support was also voiced during the quarter by the Russian central bank for a level of gold reserves higher than their current official gold holdings.

In the current global economic environment, with American trade and budget deficits likely to endure for some time, and most analysts and commentators forecasting further US dollar weakness against both the Euro and major Asian currencies, the comments from China and Russia seem to reflect a diffidence about further growth in official US dollar reserves, and a willingness to reconsider gold as an important reserve asset.

Currency

Although the US dollar recovered steadily against the Euro from early June, reaching its strongest point of $1.075 to the Euro in August, the recovery was not sustained. During September, the US currency fell back again close to its

weakest point of $1.19 to the Euro. An important element in the weakening of the dollar was Japan's retreat from the strategy of the past year of buying dollars to keep the Japanese currency relatively weak against the dollar. During this third quarter, the yen was allowed to strengthen by fully 10% against the dollar, from an opening exchange rate of y120/$ to its current level of y108/$. The return of US dollar weakness to the market was given some official context at the meeting of the G7 Finance Ministers in Dubai in late September, where members of the G7 stated their position that exchange rates should reflect economic fundamentals, and that greater flexibility in exchange rates is desirable for major countries as a means of promoting effective adjustments reflecting market realities in the international financial system. This public position by the G7 was viewed as a recognition of the need for further US dollar weakness.

**Euro/US$ & US$/Yen Indexed
2003 YTD**



The rand remains strong, disproportionately so by comparison with the weakening of the US dollar against the Euro. The most important single factor here is almost certainly the large interest rate spread in favour of the rand against all major currencies, and the resultant carry trade in rand-denominated instruments. This trade is likely to endure until South African interest rates reduce sufficiently to discourage such funds, or until some other circumstance changes to the disadvantage of the local currency. Until this does, local gold producers – along with many other sectors of the South African economy – will suffer from lower income derived from US dollar-denominated product, and from higher production costs expressed in US dollars.

Hedge position

As at 30 September 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.66Moz or 269.5t (at 30 June 2003: 8.73Moz or 271.5t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $447m (negative R3.1bn) as at 30 September 2003 (as at 30 June 2003: negative $179.3m – negative R1.35bn). These values were based on a gold price of $383.50/oz, exchange rates of R/$6.95 and A$/$0.6850 and the prevailing market interest rates and volatilities at the time.

As at 30 October 2003, the marked-to-market value of the hedge book was a negative $423.2m (negative R2.9bn), based on a gold price of $386.40/oz and exchange rates of R/$6.86 and A$/$0.7053 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position or of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)		18,374	26,576	19,862	18,974	25,878	109,664
	$ per oz		$315	$324	$333	$337	$355	$334
Put options purchased	Amount (kg)	1,016	5,772	2,624	4,918	728		15,058
	$ per oz	$405	$382	$363	$363	$292		$369
	*Delta (kg)	737	2,555	920	1,587	80		5,879
Put options sold	Amount (kg)	6,532	13,997	2,799	4,354			27,682
	$ per oz	$351	$341	$345	$339			$343
	*Delta (kg)	440	3,136	715	1,036			5,327
Call options purchased	Amount (kg)	7,268	2,189					9,457
	$ per oz	$343	$328					$340
	*Delta (kg)	6,996	1,863					8,859
Call options sold	Amount (kg)	10,939	12,361	18,227	16,547	14,308	54,245	126,627
	$ per oz	$378	$363	$338	$346	$336	$363	$356
	*Delta (kg)	5,820	8,367	13,966	12,245	11,122	41,435	92,955
RAND GOLD								
Forward contracts	Amount (kg)	1,450	8,426	9,078	4,500	4,541	3,732	31,728
	Rand per kg	R43,860	R87,523	R116,891	R96,436	R114,915	R119,580	R102,886
Put options purchased	Amount (kg)	1,875		1,875	1,875			5,625
	Rand per kg	R93,602		R93,602	R93,602			R93,602
	*Delta (kg)	1,329		590	459			2,378
Put options sold	Amount (kg)	1,866						1,866
	Rand per kg	R89,266						R89,266
	*Delta (kg)	1,692						1,692
Call options purchased	Amount (kg)	632						632
	Rand per kg	R75,428						R75,428
	*Delta (kg)	632						632
Call options sold	Amount (kg)	8,091	2,813	4,687	4,688	2,986	11,944	35,209
	Rand per kg	R93,689	R129,715	R131,944	R132,647	R173,119	R209,288	R152,798
	*Delta (kg)	825	94	1,457	1,794	493	2,733	7,396

	Year	2003	2004	2005	2006	2007	2008-2012	Total
A DOLLAR GOLD								
Forward contracts	Amount (kg)	6,771	5,443	6,221	9,331	8,398	13,343	49,507
	A$ per oz	A$503	A$531	A$685	A$655	A$623	A$635	A$614
Put options purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put options sold	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Call options purchased	Amount (kg)	5,443		3,110	6,221	3,732	11,197	29,703
	A$ per oz	A$637		A$724	A$673	A$668	A$702	A$682
	*Delta (kg)	1,623		877	2,988	1,964	6,365	13,817
Call options sold	Amount (kg)	4,666						4,666
	A$ per oz	A$675						A$675
	*Delta (kg)	299						299
Total net gold:	Delta (kg)	5,848	38,260	57,216	45,754	41,644	80,756	269,478
	Delta (oz)	188,004	1,230,090	1,839,506	1,471,034	1,338,896	2,596,393	8,663,924

The following table indicates the group's currency hedge position at 30 September 2003

	Year	2003	2004	2005	2006	2007	2008-2012	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put options sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount (kg)	10,000						10,000
	Rand per $	R7.55						R7.55
	*Delta ($)	5						5
A DOLLAR (000)								
Forward contracts	Amount ($)	29,428	29,275	10,847				69,550
	A$er $	A$0.59	A$0.59	A$0.51				A$0.58
Put options purchased	Amount ($)		10,000					10,000
	A$er $		A$0.63					A$0.63
	*Delta ($)		6,175					6,175
Put options sold	Amount ($)		10,000					10,000
	A$er $		A$0.68					A$0.68
	*Delta ($)		4,114					4,114
Call options purchased	Amount ($)							
	A$er $							
	*Delta ($)							
Call options sold	Amount (kg)		20,000					20,000
	A$er $		A$0.60					A$0.60
	*Delta ($)		5,676					5,676

*The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2003.



Index

Operations **at a glance**
for the quarter ended 30 September 2003

	Price received[1]		Production		Total cash costs		EBITDA		Adjusted operating profit[2]	
	$/oz	% Variance **	oz (000)	% Variance **	$/oz	% Variance **	$m	% Variance **	$m	% Variance **
Great Noligwa	384	5	217	11	219	2	37	28	35	30
TauTona	358	–	170	6	198	6	27	–	25	–
Morila*	350	4	80	(16)	109	16	19	(17)	14	(18)
Kopanang	385	6	132	15	261	(3)	16	45	14	56
Mponeng	358	–	130	2	248	6	15	(6)	10	(17)
Geita*	334	9	88	42	188	(18)	12	140	9	243
Cripple Creek & Victor	363	6	66	(15)	217	15	12	(14)	3	–
Morro Velho	355	(1)	59	7	146	2	12	–	9	–
Sadiola*	373	7	42	8	195	(8)	8	33	5	67
Sunrise Dam	357	(2)	85	1	242	(1)	8	(33)	3	(50)
Cerro Vanguardia*	320	(7)	41	(16)	173	14	7	(42)	2	(67)
Tau Lekoa	385	6	79	(4)	317	17	5	(29)	4	(33)
Serra Grande*	354	(1)	24	–	109	5	5	(29)	4	(8)
Yatela*	358	3	20	(33)	250	26	3	(25)	1	(90)
Union Reefs	360	(1)	23	(18)	240	3	2	(33)	2	(33)
Navachab	360	4	18	(14)	303	38	–	(100)	–	(100)
Ergo	361	3	45	(8)	408	16	(3)	200	(3)	200
Savuka	358	–	44	(17)	487	27	(8)	700	(8)	300
Other			27	(68)			(9)	(57)	7	40
AngloGold Group	364	3	1,390	(3)	237	6	168	–	136	(3)

1. Price received includes realised non-hedge derivatives

2. Operating profit excluding unrealised non-hedge derivatives

* Attributable

**Variance September 2003 quarter on June 2003 quarter – Increase (decrease)



GROUP OPERATING RESULTS

Statistics are shown in metric units and financial figures in South African rand.

		Quarter ended		Nine months ended	
		September	June	September	September
		2003	2003	2003	2002
GOLD					
UNDERGROUND OPERATIONS					
Tonnes milled	- 000	3,223	3,429	9,951	9,926
Yield	- g/t	8.18	7.84	7.96	8.35
Gold produced	- kg	26,380	26,885	79,214	82,869
PRODUCTIVITY					
g/employee	- target	238	247	238	245
	- actual	232	231	229	238
SURFACE AND DUMP RECLAMATION					
Tonnes treated	- 000	8,665	9,397	27,779	28,623
Yield	- g/t	0.26	0.26	0.27	0.30
Gold produced	- kg	2,287	2,440	7,484	8,552
OPEN-PIT OPERATIONS					
Tonnes mined	- 000	52,260	46,697	137,030	113,046
Stripping ratio *		6.17	4.82	5.33	4.00
Tonnes treated	- 000	10,606	10,694	31,562	26,711
Yield	- g/t	1.37	1.43	1.42	1.69
Gold produced	- kg	14,573	15,288	44,759	45,122
TOTAL					
Gold produced	- kg	43,240	44,613	131,457	136,543
Gold sold	- kg	43,259	44,600	131,385	136,196
Price received **	- R/kg sold	86,619	87,983	88,852	103,567
Total cash costs	- R/kg produced	56,311	55,502	55,966	54,242
Total production costs	- R/kg produced	65,502	65,654	65,891	68,270
CAPITAL EXPENDITURE	- Rm	661	538	1,687	1,962

 * Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore

** Price received includes realised non-hedge derivatives

GROUP OPERATING RESULTS

Statistics are shown in imperial units and financial figures in US dollars.

		Quarter ended		Nine months ended	
		September	June	September	September
		2003	2003	2003	2002
GOLD					
UNDERGROUND OPERATIONS					
Tons milled	- 000	3,552	3,780	10,968	10,942
Yield	- oz/t	0.239	0.229	0.232	0.243
Gold produced	- oz (000)	848	864	2,547	2,664
PRODUCTIVITY					
oz/employee	- target	8.30	8.60	8.30	7.90
	- actual	8.12	8.15	8.04	7.64
SURFACE AND DUMP RECLAMATION					
Tons treated	- 000	9,551	10,359	30,621	31,552
Yield	- oz/t	0.008	0.008	0.008	0.009
Gold produced	- oz (000)	73	78	240	275
OPEN-PIT OPERATIONS					
Tons mined	- 000	57,606	51,474	151,050	124,612
Stripping ratio *		6.17	4.82	5.33	4.00
Tons treated	- 000	11,691	11,788	34,791	29,443
Yield	- oz/t	0.040	0.042	0.041	0.049
Gold produced	- oz (000)	469	492	1,439	1,451
TOTAL					
Gold produced	- oz 000	1,390	1,434	4,226	4,390
Gold sold	- oz 000	1,391	1,434	4,224	4,379
Price received **	- $/oz sold	364	354	354	299
Total cash costs	- $/oz produced	237	223	223	157
Total production costs	- $/oz produced	275	264	263	197
CAPITAL EXPENDITURE	- $m	88	69	216	182

* Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore

** Price received includes realised non-hedge derivatives

GROUP INCOME STATEMENT

SA Rand million	Notes	Quarter ended		Nine months ended	
		September 2003 Unaudited	June 2003 Unaudited	September 2003 Unaudited	September 2002 Unaudited
Gold income		3,735	3,907	11,580	13,558
Cost of sales	2	(2,821)	(2,932)	(8,638)	(9,208)
		914	975	2,942	4,350
Non-hedge derivatives		390	119	665	676
Operating profit (1)		1,304	1,094	3,607	5,026
Corporate administration and other expenses		(46)	(82)	(213)	(185)
Market development costs		(29)	(25)	(94)	(134)
Exploration costs		(68)	(72)	(215)	(233)
Interest receivable		56	63	191	288
Other net expense		(31)	(66)	(130)	(54)
Finance costs		(77)	(71)	(217)	(364)
Marked-to-market of debt financial instruments		7	-	7	-
Abnormal item - settlement of claim		-	-	-	(102)
Profit before exceptional items		1,116	841	2,936	4,242
Amortisation of goodwill		(54)	(56)	(168)	(226)
Impairment of mining assets		(252)	(95)	(347)	-
Profit (loss) on disposal of assets		-	56	56	(139)
Profit on disposal of investments		280	-	280	-
Termination of retirement benefit plans		-	-	-	2
Profit on ordinary activities before taxation		1,090	746	2,757	3,879
Taxation	3	(334)	(266)	(938)	(1,284)
Profit on ordinary activities after taxation		756	480	1,819	2,595
Minority interests		(27)	(36)	(98)	(106)
Net profit		729	444	1,721	2,489
(1) Adjusted operating profit					
The operating profit has been adjusted by the following to arrive at adjusted operating profit:					
Operating profit		1,304	1,094	3,607	5,026
Unrealised non-hedge derivatives		300	12	304	(179)
Adjusted operating profit		1,004	1,082	3,303	5,205
Headline earnings					
The net profit has been adjusted by the following to arrive at headline earnings:					
Net profit		729	444	1,721	2,489
Amortisation of goodwill		54	56	168	226
Impairment of mining assets		252	95	347	-
(Profit) loss on disposal of assets		-	(56)	(56)	139
Profit on disposal of investments		(280)	-	(280)	-
Termination of retirement benefit plans		-	-	-	(2)
Taxation on exceptional items		(81)	(26)	(106)	47
Headline earnings		674	513	1,794	2,899
Unrealised non-hedge derivatives and marked-to-market of debt financial instruments		(307)	(12)	(311)	179
Deferred tax on unrealised non-hedge derivatives		130	15	145	(82)
Adjusted headline earnings		497	516	1,628	2,996
Earnings per ordinary share (cents)					
- Basic		327	199	773	1,123
- Diluted		326	199	769	1,116
- Headline		303	230	805	1,307
- Adjusted headline		223	232	731	1,351
Interim dividends					
- Rm				837	1,506
- cents per share				375	675

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)



GROUP INCOME STATEMENT

US Dollar million	Notes	Quarter ended		Nine months ended	
		September 2003 Unaudited	June 2003 Unaudited	September 2003 Unaudited	September 2002 Unaudited
Gold income		505	505	1,482	1,260
Cost of sales	2	(381)	(380)	(1,107)	(856)
		124	125	375	404
Non-hedge derivatives		52	17	88	62
Operating profit (1)		176	142	463	466
Corporate administration and other expenses		(6)	(11)	(27)	(17)
Market development costs		(4)	(3)	(12)	(12)
Exploration costs		(9)	(9)	(28)	(22)
Interest receivable		8	9	24	27
Other net expense		(4)	(11)	(17)	(5)
Finance costs		(11)	(9)	(28)	(34)
Marked-to-market of debt financial instruments		1	-	1	-
Abnormal item - settlement of claim		-	-	-	(10)
Profit before exceptional items		151	108	376	393
Amortisation of goodwill		(7)	(7)	(21)	(21)
Impairment of mining assets		(35)	(12)	(47)	-
Profit (loss) on disposal of assets		-	7	7	(12)
Profit on disposal of investments		38	-	38	-
Termination of retirement benefit plans		-	-	-	-
Profit on ordinary activities before taxation		147	96	353	360
Taxation	3	(46)	(34)	(122)	(119)
Profit on ordinary activities after taxation		101	62	231	241
Minority interests		(4)	(5)	(12)	(10)
Net profit		97	57	219	231
(1) Adjusted operating profit					
The operating profit has been adjusted by the following to arrive at adjusted operating profit:					
Operating profit		176	142	463	466
Unrealised non-hedge derivatives		40	2	41	(17)
Adjusted operating profit		136	140	422	483
Headline earnings					
The net profit has been adjusted by the following to arrive at headline earnings:					
Net profit		97	57	219	231
Amortisation of goodwill		7	7	21	21
Impairment of mining assets		35	12	47	-
(Profit) loss on disposal of assets		-	(7)	(7)	12
Profit on disposal of investments		(38)	-	(38)	-
Termination of retirement benefit plans		-	-	-	-
Taxation on exceptional items		(11)	(3)	(14)	4
Headline earnings		90	66	228	268
Unrealised non-hedge derivatives and marked-to-market of debt financial instruments		(41)	(2)	(42)	17
Deferred tax on unrealised non-hedge derivatives		18	2	21	(8)
Adjusted headline earnings		67	66	207	277
Earnings per ordinary share (cents)					
- Basic		44	26	98	104
- Diluted		43	26	98	104
- Headline		40	30	102	121
- Adjusted headline		30	30	93	125
Interim dividends [2]					
- $m				113	142
- cents per share				51	64

[2] Dividends are translated at actual rates on date of payment

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

GROUP BALANCE SHEET

SA Rand million	As at September 2003 Unaudited	As at June 2003 Unaudited	As at December 2002 Audited	As at September 2002 Unaudited
ASSETS				
Non-current assets				
Mining assets	17,711	18,283	19,555	21,845
Goodwill	2,735	2,980	3,210	4,012
Investments in associates	151	155	165	154
Other investments	174	219	197	201
AngloGold Environmental Rehabilitation Trust	297	292	275	238
Other non-current assets	551	565	466	505
Derivatives	563	592	549	867
	22,182	**23,086**	**24,417**	**27,822**
Current assets				
Inventories	1,781	1,778	1,848	2,200
Trade and other receivables	1,316	1,523	2,190	2,464
Cash and cash equivalents	3,765	2,330	3,544	3,645
Current portion of other non-current assets	62	67	3	4
Derivatives	2,762	1,954	1,996	1,561
	9,686	**7,652**	**9,581**	**9,874**
TOTAL ASSETS	**31,868**	**30,738**	**33,998**	**37,696**
EQUITY AND LIABILITIES				
Equity				
Shareholders' equity	10,784	12,146	12,375	12,804
Minority interests	257	304	347	402
	11,041	**12,450**	**12,722**	**13,206**
Non-current liabilities				
Borrowings	5,758	4,122	7,219	9,106
Provisions	1,744	1,798	2,008	2,118
Deferred taxation	4,011	3,953	3,445	2,977
Derivatives	1,647	1,200	2,028	3,479
	13,160	**11,073**	**14,700**	**17,680**
Current liabilities				
Current portion of borrowings	2,264	2,547	719	990
Trade and other payables	2,049	2,181	2,145	2,470
Taxation	267	193	1,124	1,331
Derivatives	3,087	2,294	2,588	2,019
	7,667	**7,215**	**6,576**	**6,810**
TOTAL EQUITY AND LIABILITIES	**31,868**	**30,738**	**33,998**	**37,696**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

GROUP BALANCE SHEET

US Dollar million	As at September 2003 Unaudited	As at June 2003 Unaudited	As at December 2002 Audited	As at September 2002 Unaudited
ASSETS				
Non-current assets				
Mining assets	2,552	2,443	2,280	2,071
Goodwill	394	398	374	380
Investments in associates	22	21	19	15
Other investments	25	29	23	19
AngloGold Environmental Rehabilitation Trust	43	39	32	23
Other non-current assets	79	75	55	48
Derivatives	81	79	64	82
	3,196	**3,084**	**2,847**	**2,638**
Current assets				
Inventories	257	238	216	209
Trade and other receivables	190	203	255	234
Cash and cash equivalents	542	311	413	346
Current portion of other non-current assets	9	9	-	-
Derivatives	398	261	233	148
	1,396	**1,022**	**1,117**	**937**
TOTAL ASSETS	**4,592**	**4,106**	**3,964**	**3,575**
EQUITY AND LIABILITIES				
Equity				
Shareholders' equity	1,555	1,622	1,443	1,216
Minority interests	37	41	40	38
	1,592	**1,663**	**1,483**	**1,254**
Non-current liabilities				
Borrowings	830	551	842	863
Provisions	251	240	234	201
Deferred taxation	578	528	402	282
Derivatives	237	160	236	330
	1,896	**1,479**	**1,714**	**1,676**
Current liabilities				
Current portion of borrowings	326	340	84	94
Trade and other payables	295	291	250	234
Taxation	38	26	131	126
Derivatives	445	307	302	191
	1,104	**964**	**767**	**645**
TOTAL EQUITY AND LIABILITIES	**4,592**	**4,106**	**3,964**	**3,575**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

GROUP CASH FLOW STATEMENT

	Quarter ended		Nine months ended	
	September	June	September	September
	2003	2003	2003	2002
SA Rand million	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities				
Cash generated from operations	1,043	1,106	3,626	6,150
Interest received	46	53	161	258
Environmental and other expenditure	(41)	(33)	(125)	(105)
Dividends received from associates	-	-	9	19
Finance costs	(67)	(58)	(211)	(333)
Recoupment tax received: Free State assets	-	681	681	-
Recoupment tax paid: Free State assets	-	(681)	(681)	-
Taxation paid	(51)	(547)	(677)	(932)
Net cash inflow from operating activities	**930**	**521**	**2,783**	**5,057**
Cash flows from investing activities				
Capital expenditure	(661)	(538)	(1,687)	(1,962)
Proceeds from disposal of mining assets	5	14	18	-
Net proceeds from disposal of mines	-	-	-	1,554
Proceeds	-	-	-	1,819
Contractual obligations	-	-	-	(265)
Investments acquired	-	(3)	(3)	(356)
Proceeds from disposal of investments	351	-	351	1,834
Acquisition of subsidiary	-	-	-	(979)
Disposal of subsidiary	-	8	8	-
Loans advanced	(2)	(6)	(10)	(49)
Repayment of loans advanced	14	7	22	151
Net cash (outflow) inflow from investing activities	**(293)**	**(518)**	**(1,301)**	**193**
Cash flows from financing activities				
Proceeds from issue of share capital	21	3	41	89
Share issue expenses	(1)	(1)	(2)	(116)
Proceeds from borrowings	2,182	75	2,330	8,520
Repayment of borrowings	(366)	(305)	(780)	(9,339)
Dividends paid	(882)	(38)	(2,442)	(2,792)
Net cash inflow (outflow) from financing activities	**954**	**(266)**	**(853)**	**(3,638)**
Net increase (decrease) in cash and cash equivalents	1,591	(263)	629	1,612
Translation	(156)	(93)	(408)	(251)
Opening cash and cash equivalents	2,330	2,686	3,544	2,284
Closing cash and cash equivalents	**3,765**	**2,330**	**3,765**	**3,645**
Cash generated from operations				
Profit on ordinary activities before taxation	1,090	746	2,757	3,879
Adjusted for:				
Non-cash movements	(97)	(15)	(189)	(147)
Amortisation of mining assets	391	444	1,284	1,908
Interest receivable	(56)	(63)	(191)	(288)
Other net income	(3)	26	87	(12)
Finance costs	77	71	217	364
Movement on non-hedge derivatives	(337)	(26)	(351)	179
Amortisation of goodwill	54	56	168	226
Impairment of mining assets	252	95	347	-
(Profit) loss on disposal of assets	-	(56)	(56)	86
Termination of retirement benefit plans	-	-	-	(2)
Profit on disposal of investments	(280)	-	(280)	-
Movement in working capital	(48)	(172)	(167)	(43)
	1,043	**1,106**	**3,626**	**6,150**
Movement in working capital:				
Decrease (increase) in trade and other receivables	207	(99)	192	240
(Increase) decrease in inventories	(1)	26	54	(253)
Decrease in trade and other payables	(254)	(99)	(413)	(30)
	(48)	**(172)**	**(167)**	**(43)**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

GROUP CASH FLOW STATEMENT

US Dollar million	Quarter ended		Nine months ended	
	September 2003 Unaudited	June 2003 Unaudited	September 2003 Unaudited	September 2002 Unaudited
Cash flows from operating activities				
Cash generated from operations	145	130	457	570
Interest received	6	7	20	24
Environmental and other expenditure	(5)	(4)	(15)	(10)
Dividends received from associates	-	-	1	2
Finance costs	(9)	(8)	(27)	(31)
Recoupment tax received: Free State assets	-	91	91	-
Recoupment tax paid: Free State assets	-	(91)	(91)	-
Taxation paid	(11)	(62)	(83)	(86)
Net cash inflow from operating activities	**126**	**63**	**353**	**469**
Cash flows from investing activities				
Capital expenditure	(88)	(69)	(216)	(182)
Proceeds from disposal of mining assets	1	2	3	-
Net proceeds from disposal of mines	-	-	-	141
Proceeds	-	-	-	164
Contractual obligations	-	-	-	(23)
Investments acquired	-	-	-	(33)
Proceeds from disposal of investments	45	-	45	159
Acquisition of subsidiary	-	-	-	(97)
Disposal of subsidiary	-	1	1	-
Loans advanced	-	(1)	(1)	(5)
Repayment of loans advanced	1	1	2	14
Net cash (outflow) inflow from investing activities	**(41)**	**(66)**	**(166)**	**(3)**
Cash flows from financing activities				
Proceeds from issue of share capital	3	-	6	8
Share issue expenses	-	-	-	(11)
Proceeds from borrowings	296	9	314	789
Repayment of borrowings	(48)	(38)	(100)	(865)
Dividends paid	(119)	(5)	(309)	(257)
Net cash inflow (outflow) from financing activities	**132**	**(34)**	**(89)**	**(336)**
Net increase (decrease) in cash and cash equivalents	217	(37)	98	130
Translation	14	8	31	25
Opening cash and cash equivalents	311	340	413	191
Closing cash and cash equivalents	**542**	**311**	**542**	**346**
Cash generated from operations				
Profit on ordinary activities before taxation	147	96	353	360
Adjusted for:				
Non-cash movements	(13)	(2)	(25)	(14)
Amortisation of mining assets	53	57	164	178
Interest receivable	(8)	(9)	(24)	(27)
Other net income	(2)	4	11	(1)
Finance costs	11	9	28	34
Movement on non-hedge derivatives	(45)	(3)	(47)	17
Amortisation of goodwill	7	7	21	21
Impairment of mining assets	35	12	47	-
(Profit) loss on disposal of assets	-	(7)	(7)	8
Termination of retirement benefit plans	-	-	-	-
Profit on disposal of investments	(38)	-	(38)	-
Movement in working capital	(2)	(34)	(26)	(6)
	145	**130**	**457**	**570**
Movement in working capital:				
Decrease (increase) in trade and other receivables	14	(28)	(25)	2
(Increase) decrease in inventories	(19)	(9)	(43)	(46)
Decrease in trade and other payables	3	3	42	38
	(2)	**(34)**	**(26)**	**(6)**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation	Other comprehensive income	Retained earnings	Total
	SA Rand million					
Balance at 31 December 2001	8,140	143	2,999	(1,057)	3,132	13,357
Movements on other comprehensive income				(829)		(829)
Net profit					2,489	2,489
Dividends paid					(2,728)	(2,728)
Ordinary shares issued	1,397					1,397
Transfer from non-distributable reserves		(6)			6	-
Translation			(870)	(12)	-	(882)
Balance at 30 September 2002	**9,537**	**137**	**2,129**	**(1,898)**	**2,899**	**12,804**
Balance at 31 December 2002	9,607	138	360	(1,583)	3,853	12,375
Movements on other comprehensive income				(69)		(69)
Net profit					1,721	1,721
Dividends paid					(2,337)	(2,337)
Ordinary shares issued	39					39
Transfer from non-distributable reserves		-			-	-
Translation			(1,138)	193	-	(945)
Balance at 30 September 2003	**9,646**	**138**	**(778)**	**(1,459)**	**3,237**	**10,784**
	US Dollar million					
Balance at 31 December 2001	681	12	250	(88)	262	1,117
Movements on other comprehensive income				(69)		(69)
Net profit					231	231
Dividends paid					(251)	(251)
Ordinary shares issued	129					129
Transfer from non-distributable reserves		(1)			1	-
Translation	94	2	(46)	(23)	32	59
Balance at 30 September 2002	**904**	**13**	**204**	**(180)**	**275**	**1,216**
Balance at 31 December 2002	1,120	16	43	(185)	449	1,443
Movements on other comprehensive income				(2)		(2)
Net profit					219	219
Dividends paid					(296)	(296)
Ordinary shares issued	5					5
Transfer from non-distributable reserves		-			-	-
Translation	265	5	(155)	(23)	94	186
Balance at 30 September 2003	**1,390**	**21**	**(112)**	**(210)**	**466**	**1,555**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

Notes

1. Basis of preparation

The financial statements have been prepared in accordance with the historic cost convention, except for certain financial instruments, which have been stated at fair value. The group's accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

The summarised group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African Generally Accepted Accounting Practices (SA GAAP), in compliance with the Listings Requirements of the JSE Securities Exchange South Africa (JSE) and in the manner required by the South African Companies Act, 1973 for the preparation of interim financial information. Accordingly, the financial statements do not include all the information and disclosures required by IFRS, SA GAAP and in the manner required by the South African Companies Act, 1973 for annual consolidated financial statements.

2. Cost of sales

| | Rm (unaudited) | | | | $m (unaudited) | | | |
| | Quarter ended | | Nine months ended | | Quarter ended | | Nine months ended | |
	Sept 2003	June 2003	Sept 2003	Sept 2002	Sept 2003	June 2003	Sept 2003	Sept 2002
Cash operating costs	2,395	2,429	7,202	7,305	324	314	923	679
Other cash costs	60	63	193	201	8	9	25	18
Total cash costs	2,455	2,492	7,395	7,506	332	323	948	697
Retrenchment costs	7	2	13	30	1	1	2	3
Rehabilitiation and other non- cash costs	17	25	65	46	2	3	8	4
Production costs	2,479	2,519	7,473	7,582	335	327	958	704
Amortisation of mining assets	391	444	1,284	1,908	53	57	164	178
Total production costs	2,870	2,963	8,757	9,490	388	384	1,122	882
Inventory change	(49)	(31)	(119)	(282)	(7)	(4)	(15)	(26)
	2,821	**2,932**	**8,638**	**9,208**	**381**	**380**	**1,107**	**856**

3. Taxation

| | Rm (unaudited) | | | | $m (unaudited) | | | |
| | Quarter ended | | Nine months ended | | Quarter ended | | Nine months ended | |
	Sept 2003	June 2003	Sept 2003	Sept 2002	Sept 2003	June 2003	Sept 2003	Sept 2002
Normal taxation	93	151	489	1,104	13	20	61	107
Deferred taxation	192	126	410	262	26	15	54	21
Deferred tax on unrealised non-hedge derivatives	130	15	145	(82)	18	2	21	(8)
Taxation on abnormal item	–	–	–	(47)	–	–	–	(5)
Taxation on exceptional items	(81)	(26)	(106)	47	(11)	(3)	(14)	4
	334	**266**	**938**	**1,284**	**46**	**34**	**122**	**119**



4. Shares

	30 Sept 2003	30 June 2003	30 Sept 2002
Shares in issue:			
Ordinary shares	222,946,842	222,785,154	222,278,426
A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896
Weighted average number of ordinary shares for the year:			
Basic	222,772,159	222,737,513	221,736,404
Diluted	223,817,500	223,437,590	223,024,350

During the quarter, 161,688 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

5. Capital commitments:

Orders placed and outstanding on capital contracts at the prevailing rate of exchange on that date:

Rm				$m			
30 Sept 2003	30 June 2003	31 Dec 2002	30 Sept 2002	30 Sept 2003	30 June 2003	31 Dec 2002	30 Sept 2002
864	1,123	918	1,067	118	150	107	101

6. Exchange rates

	30 Sept 2003	30 June 2003	31 Dec 2002	30 Sept 2002
Rand/US dollar average year to date	7.82	8.03	10.48	10.79
Rand/US dollar average quarterly	7.40	7.73	9.62	10.42
Rand/US dollar closing	6.94	7.48	8.58	10.55

7. Interest

Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.

8. Bond

AngloGold launched a senior unsecured, five year, R2 billion bond on 21 August 2003 at a spread of 118 basis points to the South African R194 government bond at a fixed semi-annual coupon of 10.5%. The Bond was listed on the Bond Exchange of South Africa under the code "AG01" on 28 August 2003 and has a maturity date of 28 August 2008. Coupons are payable on 28 August and 28 February. This debut bond issue was placed with a wide spread of domestic institutional investors.

9. Announcements: Since 1 July 2003, AngloGold made the following announcements:

9.1 Further to the announcements made by AngloGold on 16 May 2003 and 13 June 2003, AngloGold and Ashanti Goldfields Company Limited issued a joint announcement on 4 August 2003, which detailed the proposed merger of the two companies. The Transaction Agreement which was signed by both parties outlined the terms and structure of the merger. In essence, the merger, which would be effected by means of a scheme of arrangement between Ashanti and its shareholders, proposed that AngloGold offer to Ashanti shareholders, 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. This announcement was followed by further cautionary announcements on 22 September 2003, in which AngloGold advised that it was awaiting a response from the Government of Ghana, a substantial shareholder and regulator of Ashanti, on whether it would support the merger, and on 23 September 2003 in which AngloGold advised that it had reached agreement with Ashanti to extend the Transaction Agreement to 31 October 2003, or such later date as may be agreed by Ashanti and AngloGold. On 15 October 2003 it was announced that AngloGold had increased its offer to 29 AngloGold ordinary shares for every 100 Ashanti ordinary shares and global depositary securities and that the board of Ashanti had resolved to recommend the proposed merger to its shareholders. Lonmin Plc, which holds 27.6% of Ashanti's issued share capital, has undertaken to vote its shares in favour of the merger. The merger is conditional on the support of the Government of Ghana as shareholder and regulator of Ashanti, the approval of the scheme of arrangement and its confirmation by the High Court of Ghana and certain other regulatory approvals and third party consents, as detailed in the 4 August 2003 announcement. On 29 October 2003, it was announced that the Government of Ghana supported AngloGold's proposed merger with Ashanti. On 30 October 2003, AngloGold announced the principal terms of commitments with the Government of Ghana.

9.2 On 18 September 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area to AngloGold for a cash consideration of R315 million.

Copies of the detailed announcements may be accessed from the AngloGold website on www.anglogold.com.

10. **Dividends:** Interim dividend No. 94 of 375 South African cents or 31.964 UK pence per share was paid to registered shareholders on 29 August 2003, while a dividend of 15.7425 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. Each CDI represents one-fifth of an ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 9 September 2003 at a rate of 50.73 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

11. The group financial statements for the quarter and nine months ended 30 September 2003 were authorised for issue in accordance with a resolution of the directors passed on 30 October 2003. AngloGold is a limited liability company incorporated in the Republic of South Africa.

By order of the board

Russell Edey
Chairman

Bobby Godsell
Chief Executive Officer

30 October 2003

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
SA Rand / Metric	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA REGION	**404**	**308**	**1,010**	**677**	**54**	**40**	**129**	**63**
VAAL RIVER								
Great Noligwa Mine	45	35	105	36	6	5	13	3
Kopanang Mine	14	17	54	56	2	2	7	5
Tau Lekoa Mine	11	6	28	7	2	1	4	1
Moab Khotsong	139	109	361	293	18	14	46	27
WEST WITS								
Mponeng Mine	121	95	296	203	16	12	38	19
Savuka Mine	40	15	73	30	5	2	9	3
TauTona Mine	34	31	93	52	5	4	12	5
EAST & WEST AFRICA REGION	**57**	**52**	**157**	**200**	**8**	**6**	**20**	**19**
Geita - Attributable 50%	22	17	54	62	3	2	7	6
Morila - Attributable 40%	10	9	29	43	1	1	4	4
Navachab	6	6	16	12	1	-	2	1
Sadiola - Attributable 38%	4	6	18	55	1	1	2	5
Yatela - Attributable 40%	15	14	40	28	2	2	5	3
NORTH AMERICA REGION	**56**	**76**	**187**	**696**	**8**	**9**	**24**	**64**
Cripple Creek & Victor J.V.	56	63	167	633	8	8	21	59
Jerritt Canyon J.V. - Attributable 70%	-	13	20	61	-	1	3	5
Exploration	-	-	-	2	-	-	-	-
SOUTH AMERICA REGION	**101**	**75**	**231**	**228**	**13**	**9**	**29**	**21**
Cerro Vanguardia - Attributable 92.50%	32	17	55	21	4	2	7	2
Morro Velho	53	43	135	136	7	5	17	13
Serra Grande - Attributable 50%	6	6	16	28	1	1	2	3
Minorities	10	9	25	43	1	1	3	3
AUSTRALIA REGION	**38**	**21**	**88**	**152**	**5**	**3**	**11**	**14**
Sunrise Dam	37	20	81	111	5	3	10	10
Exploration	1	1	7	41	-	-	1	4
Other	5	6	14	9	-	2	3	1
ANGLOGOLD GROUP	**661**	**538**	**1,687**	**1,962**	**88**	**69**	**216**	**182**

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
SA Rand / Metric	Yield - g/t				Gold produced - kg			
SOUTH AFRICA REGION *	**8.27**	**7.97**	**8.08**	**8.48**	**26,265**	**25,286**	**76,393**	**79,342**
VAAL RIVER								
Great Noligwa Mine	10.62	10.06	10.37	11.22	6,752	6,065	18,493	21,053
Kopanang Mine	7.40	6.69	6.96	7.14	4,119	3,589	11,582	11,582
Tau Lekoa Mine	4.06	4.20	4.31	4.41	2,449	2,539	7,518	6,992
Surface Operations	0.60	0.58	0.61	0.55	835	889	2,704	2,336
ERGO	0.19	0.20	0.20	0.25	1,407	1,532	4,716	6,161
WEST WITS								
Mponeng Mine	8.81	9.07	8.99	8.68	4,055	3,976	11,820	10,562
Savuka Mine	5.49	6.27	5.83	7.55	1,376	1,653	4,521	5,831
TauTona Mine	13.19	11.93	12.05	11.63	5,272	5,024	15,020	14,770
Surface Operations	-	0.88	0.88	9.26	-	19	19	55
EAST & WEST AFRICA REGION	**3.77**	**3.55**	**3.62**	**4.15**	**7,699**	**7,692**	**22,789**	**24,760**
Geita - Attributable 50%	3.83	2.58	3.07	3.82	2,745	1,925	6,646	7,096
Morila - Attributable 40%	7.55	9.54	8.66	10.94	2,483	2,942	8,391	9,040
Navachab	1.65	1.90	1.79	1.92	559	657	1,780	1,993
Sadiola - Attributable 38%	2.79	2.52	2.67	2.94	1,311	1,237	3,774	4,182
Yatela - Attributable 40%	3.18	3.35	2.88	3.00	601	931	2,198	2,449
NORTH AMERICA REGION	**0.31**	**0.60**	**0.48**	**0.61**	**2,065**	**4,152**	**9,767**	**10,044**
Cripple Creek & Victor J.V.	0.31	0.36	0.33	0.29	2,065	2,433	6,456	4,619
Jerritt Canyon J.V. - Attributable 70%	-	7.41	7.15	8.02	-	1,719	3,311	5,425
SOUTH AMERICA REGION	**6.55**	**6.65**	**6.90**	**7.72**	**3,866**	**3,995**	**12,118**	**10,431**
Cerro Vanguardia - Attributable 92.50%	6.05	6.70	7.11	9.31	1,291	1,524	4,687	3,512
Morro Velho	6.48	6.16	6.38	6.78	1,822	1,722	5,192	4,698
Serra Grande - Attributable 50%	7.89	7.94	7.91	7.88	753	749	2,239	2,221
AUSTRALIA REGION	**2.13**	**2.21**	**2.24**	**2.62**	**3,345**	**3,488**	**10,390**	**11,966**
Boddington - Attributable 33.33%	-	-	-	-	-	-	-	54
Sunrise Dam	2.98	2.97	3.15	3.58	2,652	2,613	8,233	9,095
Union Reefs	1.02	1.25	1.06	1.39	693	875	2,157	2,817
ANGLOGOLD GROUP					**43,240**	**44,613**	**131,457**	**136,543**
Underground Operations	8.18	7.84	7.96	8.35				
Open-pit Operations	1.37	1.43	1.42	1.69				

* Yield excludes surface operations.

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
SA Rand / Metric	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA REGION					**26,536**	**24,984**	**76,368**	**79,048**
VAAL RIVER								
Great Noligwa Mine	240	213	219	252	6,821	5,991	18,491	20,949
Kopanang Mine	188	159	172	170	4,162	3,544	11,582	11,525
Tau Lekoa Mine	168	174	173	168	2,475	2,510	7,516	6,958
Surface Operations	640	658	656	420	844	879	2,703	2,325
ERGO	243	260	267	330	1,407	1,532	4,716	6,152
WEST WITS								
Mponeng Mine	248	245	242	207	4,099	3,926	11,814	10,531
Savuka Mine	102	116	105	134	1,391	1,629	4,511	5,820
TauTona Mine	312	298	296	286	5,337	4,955	15,016	14,733
Surface Operations	-	-	-	-	-	18	19	55
EAST & WEST AFRICA REGION					**7,544**	**7,658**	**22,654**	**24,417**
Geita - Attributable 50%	1,345	934	1,119	1,447	2,745	1,925	6,646	7,096
Morila - Attributable 40%	3,374	4,282	3,983	4,014	2,440	3,005	8,348	8,730
Navachab	424	634	512	636	464	657	1,685	1,993
Sadiola - Attributable 38%	1,925	1,808	1,847	2,630	1,242	1,193	3,772	4,183
Yatela - Attributable 40%	760	1,383	1,065	1,491	653	878	2,203	2,415
NORTH AMERICA REGION					**2,065**	**4,152**	**9,767**	**10,029**
Cripple Creek & Victor J.V.	2,080	2,447	2,196	1,627	2,065	2,433	6,456	4,619
Jerritt Canyon J.V. - Attributable 70%	-	1,991	1,899	2,080	-	1,719	3,311	5,410
SOUTH AMERICA REGION					**3,766**	**4,146**	**12,197**	**10,595**
Cerro Vanguardia - Attributable 92.50%	853	1,052	1,057	1,581	1,292	1,605	4,791	3,631
Morro Velho	469	443	442	440	1,777	1,763	5,229	4,705
Serra Grande - Attributable 50%	939	957	948	946	697	778	2,177	2,259
AUSTRALIA REGION					**3,348**	**3,660**	**10,399**	**12,107**
Boddington - Attributable 33.33%	-	-	-	-	-	-	-	75
Sunrise Dam	2,889	2,782	2,952	3,214	2,640	2,797	8,222	9,203
Union Reefs	2,151	1,874	1,654	1,995	708	863	2,177	2,829
ANGLOGOLD GROUP					**43,259**	**44,600**	**131,385**	**136,196**

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
SA Rand / Metric	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA REGION	**61,657**	**60,499**	**61,088**	**52,443**	**66,285**	**64,666**	**65,403**	**59,078**
VAAL RIVER								
Great Noligwa Mine	52,183	53,096	53,328	40,018	55,371	56,424	56,560	43,431
Kopanang Mine	62,189	66,409	64,125	54,145	65,960	70,212	67,892	59,994
Tau Lekoa Mine	75,407	67,347	69,589	64,953	79,712	71,311	73,750	76,639
Surface Operations	50,454	50,220	47,657	45,580	50,489	50,220	47,669	48,618
ERGO	97,163	87,137	86,239	61,461	104,856	92,996	93,242	69,533
WEST WITS								
Mponeng Mine	59,039	57,851	58,316	60,356	68,562	66,382	67,054	77,022
Savuka Mine	115,931	95,444	105,465	77,801	122,651	98,424	109,389	81,752
TauTona Mine	47,096	46,091	47,391	44,686	49,989	48,806	50,113	48,021
EAST & WEST AFRICA REGION	**41,282**	**41,524**	**41,644**	**42,171**	**55,161**	**53,877**	**55,115**	**61,750**
Geita - Attributable 50%	44,735	57,231	52,318	56,652	54,405	66,274	62,111	72,360
Morila - Attributable 40%	25,875	23,387	23,779	24,727	42,139	38,758	39,904	48,972
Navachab	71,907	54,756	63,000	48,288	75,214	57,533	65,861	52,209
Sadiola - Attributable 38%	46,315	52,990	51,464	51,656	61,346	68,618	67,215	78,432
Yatela - Attributable 40%	59,628	49,406	53,651	56,916	89,982	61,318	72,618	70,623
NORTH AMERICA REGION	**54,189**	**55,826**	**57,456**	**80,196**	**76,546**	**83,594**	**84,398**	**120,471**
Cripple Creek & Victor J.V.	51,696	46,736	49,537	66,167	75,156	77,817	77,843	113,257
Jerritt Canyon J.V. - Attributable 70%	-	67,158	69,686	90,212	-	90,237	94,657	124,686
SOUTH AMERICA REGION	**36,787**	**36,126**	**35,348**	**42,254**	**56,179**	**56,976**	**55,586**	**68,960**
Cerro Vanguardia - Attributable 92.50%	41,121	37,753	36,433	35,011	72,220	67,966	65,177	70,760
Morro Velho	34,827	35,631	34,824	46,914	48,029	50,421	49,424	68,908
Serra Grande - Attributable 50%	26,026	25,756	25,570	35,550	38,624	39,655	39,561	55,551
AUSTRALIA REGION	**59,010**	**61,836**	**61,414**	**64,948**	**72,127**	**76,290**	**75,758**	**83,433**
Sunrise Dam	57,704	60,712	56,934	59,387	73,029	78,480	73,026	76,563
Union Reefs	57,143	57,966	70,313	75,620	57,172	58,782	73,471	93,354
ANGLOGOLD GROUP	**56,311**	**55,502**	**55,966**	**54,242**	**65,502**	**65,654**	**65,891**	**68,270**

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
SA Rand / Metric	EBITDA - Rm				Adjusted operating profit - Rm			
SOUTH AFRICA REGION	**701**	**702**	**2,142**	**3,726**	**607**	**619**	**1,881**	**3,308**
VAAL RIVER								
Great Noligwa Mine	276	222	722	1,258	258	206	673	1,200
Kopanang Mine	118	79	309	522	105	68	272	471
Tau Lekoa Mine	41	54	154	241	32	46	128	174
Surface Operations	35	36	118	122	35	36	118	122
ERGO	(22)	(9)	(20)	202	(22)	(8)	(23)	189
WEST WITS								
Mponeng Mine	110	124	348	426	73	91	248	256
Savuka Mine	(53)	(12)	(86)	133	(56)	(16)	(96)	114
TauTona Mine	196	207	597	817	182	195	561	777
Surface Operations	-	1	-	5	-	1	-	5
EAST & WEST AFRICA REGION	**305**	**310**	**964**	**1,444**	**205**	**217**	**673**	**975**
Geita - Attributable 50%	92	37	176	311	67	21	116	205
Morila - Attributable 40%	138	183	515	692	100	138	383	475
Navachab	3	18	54	111	1	16	49	104
Sadiola - Attributable 38%	54	40	144	216	35	21	88	107
Yatela - Attributable 40%	18	32	75	114	2	21	37	84
NORTH AMERICA REGION	**88**	**124**	**311**	**471**	**23**	**5**	**19**	**(22)**
Cripple Creek & Victor J.V.	88	101	270	333	23	19	55	15
Jerritt Canyon J.V. - Attributable 70%	-	23	41	138	-	(14)	(36)	(37)
SOUTH AMERICA REGION	**183**	**230**	**706**	**796**	**113**	**151**	**473**	**532**
Cerro Vanguardia - Attributable 92.50%	54	87	268	293	15	42	136	172
Morro Velho	88	94	294	322	66	70	223	223
Serra Grande - Attributable 50%	41	49	144	181	32	39	114	137
AUSTRALIA REGION	**78**	**111**	**300**	**533**	**39**	**67**	**171**	**345**
Boddington - Attributable 33.33%	-	-	-	1	-	-	-	1
Sunrise Dam	62	91	267	464	23	47	140	314
Union Reefs	16	20	33	67	16	20	31	34
Tanami - Attributable 40%	-	-	-	1	-	-	-	(4)
Other	(114)	(174)	(462)	(520)	17	23	86	67
ANGLOGOLD GROUP	**1,241**	**1,303**	**3,961**	**6,450**	**1,004**	**1,082**	**3,303**	**5,205**

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
US Dollar / Imperial	Yield - oz/t				Gold produced - oz 000			
SOUTH AFRICA REGION *	**0.241**	**0.232**	**0.236**	**0.247**	**844**	**813**	**2,455**	**2,551**
VAAL RIVER								
Great Noligwa	0.310	0.293	0.302	0.327	217	196	594	677
Kopanang Mine	0.216	0.195	0.203	0.208	132	115	372	372
Tau Lekoa Mine	0.119	0.122	0.126	0.129	79	82	242	225
Surface Operations	0.017	0.017	0.018	0.016	27	28	87	75
ERGO	**0.006**	**0.006**	**0.006**	**0.007**	**45**	**49**	**152**	**198**
WEST WITS								
Mponeng Mine	0.257	0.265	0.262	0.253	130	128	380	340
Savuka Mine	0.160	0.183	0.170	0.220	44	53	145	187
TauTona Mine	0.385	0.348	0.351	0.339	170	161	483	475
Surface Operations	-	0.026	0.026	0.270	-	1	-	2
EAST & WEST AFRICA REGION	**0.110**	**0.103**	**0.106**	**0.121**	**248**	**247**	**733**	**796**
Geita - Attributable 50%	0.112	0.075	0.090	0.111	88	62	214	228
Morila - Attributable 40%	0.220	0.278	0.252	0.319	80	95	270	291
Navachab	0.048	0.056	0.052	0.056	18	21	57	64
Sadiola - Attributable 38%	0.081	0.074	0.078	0.086	42	39	121	134
Yatela - Attributable 40%	0.093	0.098	0.084	0.088	20	30	71	79
NORTH AMERICA REGION	**0.009**	**0.018**	**0.014**	**0.018**	**66**	**134**	**314**	**323**
Cripple Creek & Victor J.V.	0.009	0.011	0.009	0.009	66	78	207	149
Jerritt Canyon J.V. - Attributable 70%	-	0.216	0.209	0.234	-	56	107	174
SOUTH AMERICA REGION	**0.191**	**0.194**	**0.201**	**0.225**	**124**	**128**	**390**	**335**
Cerro Vanguardia - Attributable 92.50%	0.176	0.196	0.207	0.272	41	49	151	113
Morro Velho	0.189	0.180	0.187	0.197	59	55	167	151
Serra Grande - Attributable 50%	0.230	0.232	0.231	0.230	24	24	72	71
AUSTRALIA REGION	**0.062**	**0.064**	**0.076**	**0.076**	**108**	**112**	**334**	**385**
Boddington - Attributable 33.33%	-	-	-	-	-	-	-	2
Sunrise Dam	0.087	0.087	0.092	0.104	85	84	265	292
Union Reefs	0.030	0.036	0.031	0.040	23	28	69	91
ANGLOGOLD GROUP					**1,390**	**1,434**	**4,226**	**4,390**
Underground Operations	0.239	0.229	0.232	0.243				
Open-pit Operations	0.040	0.042	0.041	0.049				

* Yield excludes surface operations.

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
US Dollar / Imperial	Productivity per employee - oz				Gold sold - oz 000			
SOUTH AFRICA REGION					**854**	**803**	**2,456**	**2,542**
VAAL RIVER								
Great Noligwa Mine	7.71	6.86	7.03	8.09	219	192	594	673
Kopanang Mine	6.04	5.10	5.53	5.46	134	114	372	370
Tau Lekoa Mine	5.40	5.61	5.56	5.42	80	81	242	224
Surface Operations	20.59	21.17	21.11	13.50	27	29	87	75
ERGO	7.81	8.35	8.60	10.60	45	49	152	198
WEST WITS								
Mponeng Mine	7.98	7.87	7.79	6.64	132	126	380	339
Savuka Mine	3.27	3.73	3.39	4.29	45	52	145	187
TauTona Mine	10.03	9.59	9.52	9.21	172	159	483	474
Surface Operations	-	-	-	-	-	1	1	2
EAST & WEST AFRICA REGION					**242**	**247**	**728**	**785**
Geita - Attributable 50%	43.26	30.03	35.99	46.52	88	62	214	228
Morila - Attributable 40%	108.47	137.67	128.04	129.06	78	97	268	281
Navachab	13.65	20.40	16.46	20.45	15	21	54	64
Sadiola - Attributable 38%	61.89	58.12	59.39	84.57	40	39	121	134
Yatela - Attributable 40%	24.43	44.46	34.25	47.95	21	28	71	78
NORTH AMERICA REGION					**66**	**133**	**314**	**322**
Cripple Creek & Victor J.V.	66.87	78.68	70.59	52.32	66	78	208	148
Jerritt Canyon J.V. - Attributable 70%	-	64.00	61.07	66.86	-	55	106	174
SOUTH AMERICA REGION					**121**	**133**	**392**	**341**
Cerro Vanguardia - Attributable 92.50%	27.44	33.83	33.97	50.83	42	51	154	117
Morro Velho	15.09	14.24	14.20	14.16	57	57	168	151
Serra Grande - Attributable 50%	30.19	30.78	30.48	30.41	22	25	70	73
AUSTRALIA REGION					**108**	**118**	**334**	**389**
Boddington - Attributable 33.33%	-	-	-	-	-	-	-	2
Sunrise Dam	92.90	89.44	94.91	103.33	85	90	264	296
Union Reefs	69.15	60.24	53.19	64.14	23	28	70	91
ANGLOGOLD GROUP					**1,391**	**1,434**	**4,224**	**4,379**

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
US Dollar / Imperial	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA REGION	**259**	**244**	**244**	**152**	**279**	**260**	**261**	**171**
VAAL RIVER								
Great Noligwa Mine	219	214	213	116	233	227	226	126
Kopanang Mine	261	268	256	157	277	283	271	174
Tau Lekoa Mine	317	271	278	188	335	287	295	222
Surface Operations	212	202	190	132	212	202	190	141
ERGO	408	351	344	177	441	374	372	201
WEST WITS								
Mponeng Mine	248	233	233	175	288	267	268	223
Savuka Mine	487	384	421	225	515	396	436	237
TauTona Mine	198	186	189	129	210	196	200	139
EAST & WEST AFRICA REGION	**174**	**167**	**166**	**122**	**232**	**217**	**220**	**178**
Geita - Attributable 50%	188	230	209	164	229	267	248	209
Morila - Attributable 40%	109	94	95	72	177	156	159	142
Navachab	303	220	252	140	317	231	263	151
Sadiola - Attributable 38%	195	213	205	149	258	276	267	226
Yatela - Attributable 40%	250	198	214	165	378	246	290	204
NORTH AMERICA REGION	**227**	**225**	**226**	**231**	**320**	**336**	**332**	**348**
Cripple Creek & Victor J.V.	217	188	197	191	315	313	310	328
Jerritt Canyon J.V. - Attributable 70%	-	270	270	260	-	363	366	359
SOUTH AMERICA REGION	**155**	**145**	**141**	**122**	**236**	**229**	**221**	**199**
Cerro Vanguardia - Attributable 92.50%	173	152	145	102	303	274	259	206
Morro Velho	146	143	139	135	202	203	197	199
Serra Grande - Attributable 50%	109	104	102	102	162	160	158	160
AUSTRALIA REGION	**248**	**249**	**244**	**188**	**303**	**307**	**301**	**241**
Sunrise Dam	242	244	227	172	307	315	291	222
Union Reefs	240	233	278	218	240	237	290	268
ANGLOGOLD GROUP	**237**	**223**	**223**	**157**	**275**	**264**	**263**	**197**

KEY OPERATING RESULTS

PER REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
US Dollar / Imperial	EBITDA - $m				Adjusted operating profit - $m			
SOUTH AFRICA REGION	**94**	**92**	**274**	**345**	**82**	**80**	**241**	**306**
VAAL RIVER								
Great Noligwa Mine	37	29	93	116	35	27	87	111
Kopanang Mine	16	11	40	49	14	9	35	44
Tau Lekoa Mine	5	7	19	22	4	6	16	16
Surface Operations	5	4	15	11	5	4	15	11
ERGO	(3)	(1)	(3)	18	(3)	(1)	(3)	17
WEST WITS								
Mponeng Mine	15	16	45	40	10	12	32	24
Savuka Mine	(8)	(1)	(12)	13	(8)	(2)	(13)	11
TauTona Mine	27	27	77	76	25	25	72	72
Surface Operations	-	-	-	-	-	-	-	-
EAST & WEST AFRICA REGION	**42**	**41**	**124**	**136**	**29**	**27**	**86**	**92**
Geita - Attributable 50%	12	5	23	29	9	3	15	19
Morila - Attributable 40%	19	23	66	65	14	17	49	45
Navachab	-	3	7	11	-	2	6	10
Sadiola - Attributable 38%	8	6	18	20	5	3	11	10
Yatela - Attributable 40%	3	4	10	11	1	2	5	8
NORTH AMERICA REGION	**12**	**17**	**40**	**44**	**3**	**1**	**2**	**(2)**
Cripple Creek & Victor J.V.	12	14	35	31	3	3	7	1
Jerritt Canyon J.V. - Attributable 70%	-	3	5	13	-	(2)	(5)	(3)
SOUTH AMERICA REGION	**24**	**31**	**89**	**73**	**15**	**20**	**59**	**49**
Cerro Vanguardia - Attributable 92.50%	7	12	34	27	2	6	17	16
Morro Velho	12	12	37	30	9	9	28	21
Serra Grande - Attributable 50%	5	7	18	16	4	5	14	12
AUSTRALIA REGION	**10**	**15**	**37**	**49**	**5**	**9**	**21**	**32**
Boddington - Attributable 33.33%	-	-	-	-	-	-	-	-
Sunrise Dam	8	12	33	43	3	6	17	29
Union Reefs	2	3	4	6	2	3	4	3
Tanami - Attributable 40%	-	-	-	-	-	-	-	-
OTHER	(14)	(28)	(58)	(48)	2	3	13	6
ANGLOGOLD GROUP	**168**	**168**	**506**	**599**	**136**	**140**	**422**	**483**

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 2003

Statistics are shown in metric units

	Advance	Sampled						
	metres	metres	channel width cm	gold g/t	gold cm.g/t	uranium kg/t	uranium cm.kg/t	
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	3,726	464	99.7	19.11	1,905	0.87	87.18	
Kopanang Mine								
Vaal reef	6,916	976	14.6	128.08	1,870	6.54	95.52	
"C" reef	262	-	-	-	-	-	-	
Tau Lekoa Mine								
Denny's Reef	-	10	59.0	0.78	46	0.04	2.40	
Ventersdorp Contact reef	4,376	566	81.7	11.47	937	0.13	10.31	
Moab Khotsong Mine								
Vaal reef	1,965	-	-	-	-	-	-	
WEST WITS								
TauTona Mine								
Ventersdorp Contact reef	34	-	-	-	-	-	-	
Carbon Leader reef	4,132	52	17.5	155.71	2,725	2.70	47.28	
Savuka Mine								
Ventersdorp Contact reef	715	-	-	-	-	-	-	
Carbon Leader reef	1,392	154	103.0	21.41	2,205	0.01	0.62	
Mponeng Mine								
Ventersdorp Contact reef	5,847	462	75.2	21.29	1,601	-	-	

Statistics are shown in imperial units

	Advance	Sampled						
	feet	feet	channel width inches	gold oz/t	gold ft.oz/t	uranium lb/t	uranium ft.lb/t	
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	12,226	1,522	39.25	0.56	1.82	1.74	5.69	
Kopanang Mine								
Vaal reef	22,691	3,202	5.75	3.74	1.79	13.08	6.27	
"C" reef	860	-	-	-	-	-	-	
Tau Lekoa Mine								
Denny's Reef	-	33	23.23	0.02	0.04	0.08	0.15	
Ventersdorp Contact reef	14,357	1,857	32.17	0.33	0.88	0.26	0.70	
Moab Khotsong Mine								
Vaal reef	6,446	-	-	-	-	-	-	
WEST WITS								
TauTona Mine								
Ventersdorp Contact reef	112	-	-	-	-	-	-	
Carbon Leader reef	13,556	171	6.89	4.54	2.61	5.40	3.10	
Savuka Mine								
Ventersdorp Contact reef	2,347	-	-	-	-	-	-	
Carbon Leader reef	4,566	505	40.55	0.62	2.11	0.02	0.07	
Mponeng Mine								
Ventersdorp Contact reef	19,184	1,516	29.61	0.62	1.53	-	-	

SHAFT SINKING

| | Quarter ended | | Nine months ended | |
| | September | June | September | September |
	2003	2003	2003	2002
Statistics are shown in metric units	**metres**			
MOAB KHOTSONG MINE				
Main shaft				
Advance	-	-	-	69
Depth to date (below collar)	3,112	3,112	3,112	3,112
Rock / ventilation sub-vertical shaft				
Depth to date	939	939	939	939
Station cutting	-	-	-	-
MPONENG MINE				
Sub Shaft 1				
Depth to date	1,209	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening				
Advance	-	-	-	-
Depth to date	27	27	27	27
Statistics are shown in imperial units	**feet**			
MOAB KHOTSONG MINE				
Main shaft				
Advance	-	-	-	227
Depth to date (below collar)	10,210	10,210	10,210	10,210
Rock / ventilation sub-vertical shaft				
Depth to date	3,080	3,080	3,080	3,080
Station cutting	-	-	-	-
MPONENG MINE				
Sub Shaft 1				
Depth to date	3,965	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening				
Advance	-	-	-	-
Depth to date	89	89	89	89



SOUTH AFRICA REGION

VAAL RIVER

				Quarter ended		Nine months ended		Quarter ended		Nine months ended	
				September	June	September	September	September	June	September	September
				2003	2003	2003	2002	2003	2003	2003	2002
				Rand / Metric				Dollar / Imperial			
GREAT NOLIGWA MINE											
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		109	104	312	319	1,168	1,118	3,357	3,432
Milled	- 000 tonnes	/ - 000 tons		636	603	1,784	1,876	701	664	1,966	2,068
Yield	- g / t	/ - oz / t		10.62	10.06	10.37	11.22	0.310	0.293	0.302	0.327
Gold produced	- kg	/ - oz (000)		6,752	6,065	18,493	21,053	217	196	594	677
Gold sold	- kg	/ - oz (000)		6,821	5,991	18,491	20,949	219	192	594	673
Price received	- R / kg	/ - $ / oz	- sold	91,365	90,534	91,339	100,220	384	364	366	289
Total cash costs	- R	/ - $	- ton milled	554	534	553	449	68	63	64	38
	- R / kg	/ - $ / oz	- produced	52,183	53,096	53,328	40,018	219	214	213	116
Total production costs	- R / kg	/ - $ / oz	- produced	55,371	56,424	56,560	43,431	233	227	226	126
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		291	281	273	273	9.35	9.04	8.79	8.76
Actual	- g	/ - oz		240	213	219	252	7.71	6.86	7.03	8.09
Target	- m²	/ - ft²		4.33	4.16	4.02	3.80	46.56	44.81	43.29	40.85
Actual	- m²	/ - ft²		3.85	3.65	3.69	3.81	41.47	39.32	39.68	41.00
FINANCIAL RESULTS (MILLION)											
Gold income				590	518	1,597	1,897	80	67	205	176
Cost of sales				365	337	1,015	899	48	44	130	83
Cash operating costs				350	319	978	833	47	41	126	77
Other cash costs				3	3	8	9	-	1	1	1
Total cash costs				353	322	986	842	47	42	127	78
Retrenchment costs				-	1	1	4	-	-	-	-
Rehabilitation and other non-cash costs				3	3	9	10	-	1	1	1
Production costs				356	326	996	856	47	43	128	79
Amortisation of mining assets				18	16	49	58	2	2	6	5
Inventory change				(9)	(5)	(30)	(15)	(1)	(1)	(4)	(1)
				225	181	582	998	32	23	75	93
Realised non-hedge derivatives				33	25	91	202	3	4	12	18
Adjusted operating profit				258	206	673	1,200	35	27	87	111
Capital expenditure				45	35	105	36	6	5	13	3

SOUTH AFRICA REGION
VAAL RIVER

			Quarter ended		Nine months ended		Quarter ended		Nine months ended	
			September	June	September	September	September	June	September	September
			2003	2003	2003	2002	2003	2003	2003	2002
			Rand / Metric				**Dollar / Imperial**			
KOPANANG MINE										
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	125	117	361	337	1,347	1,261	3,885	3,629
Milled	- 000 tonnes	/ - 000 tons	556	536	1,664	1,623	613	592	1,834	1,789
Yield	- g / t	/ - oz / t	7.40	6.69	6.96	7.14	0.216	0.195	0.203	0.208
Gold produced	- kg	/ - oz (000)	4,119	3,589	11,582	11,582	132	115	372	372
Gold sold	- kg	/ - oz (000)	4,162	3,544	11,582	11,525	134	114	372	370
Price received	- R / kg	/ - $ / oz - sold	91,511	90,635	91,475	100,296	385	364	365	290
Total cash costs	- R	/ - $ - ton milled	460	444	446	386	56	52	52	33
	- R / kg	/ - $ / oz - produced	62,189	66,409	64,125	54,145	261	268	256	157
Total production costs	- R / kg	/ - $ / oz - produced	65,960	70,212	67,892	59,994	277	283	271	174
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	184	179	177	174	5.90	5.75	5.69	5.59
Actual	- g	/ - oz	188	159	172	170	6.04	5.10	5.53	5.46
Target	- m²	/ - ft²	5.53	5.47	5.35	4.85	59.53	58.87	57.54	52.20
Actual	- m²	/ - ft²	5.71	5.17	5.36	4.94	61.44	55.68	57.65	53.17
FINANCIAL RESULTS (MILLION)										
Gold income			360	307	1,004	1,050	49	40	129	97
Cost of sales			276	255	787	685	37	34	101	64
Cash operating costs			254	236	736	620	34	30	94	58
Other cash costs			2	3	7	7	-	1	1	1
Total cash costs			256	239	743	627	34	31	95	59
Retrenchment costs			-	1	1	6	-	-	-	-
Rehabilitation and other non-cash costs			2	2	5	11	-	-	1	1
Production costs			258	242	749	644	34	31	96	60
Amortisation of mining assets			13	11	37	51	2	2	5	5
Inventory change			5	2	1	(10)	1	1	-	(1)
			84	52	217	365	12	6	28	33
Realised non-hedge derivatives			21	16	55	106	2	3	7	11
Adjusted operating profit			105	68	272	471	14	9	35	44
Capital expenditure			14	17	54	56	2	2	7	5

SOUTH AFRICA REGION
VAAL RIVER

			Quarter ended		Nine months ended		Quarter ended		Nine months ended	
			September 2003	June 2003	September 2003	September 2002	September 2003	June 2003	September 2003	September 2002
			Rand / Metric				Dollar / Imperial			
TAU LEKOA MINE										
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	105	107	312	305	1,128	1,159	3,361	3,282
Milled	- 000 tonnes	/ - 000 tons	602	606	1,746	1,586	664	667	1,925	1,748
Yield	- g / t	/ - oz / t	4.06	4.20	4.31	4.41	0.119	0.122	0.126	0.129
Gold produced	- kg	/ - oz (000)	2,449	2,539	7,518	6,992	79	82	242	225
Gold sold	- kg	/ - oz (000)	2,475	2,510	7,516	6,958	80	81	242	224
Price received	- R / kg	/ - $ / oz - sold	91,566	90,353	91,375	100,450	385	363	364	290
Total cash costs	- R	/ - $ - ton milled	307	283	300	286	38	33	35	24
	- R / kg	/ - $ / oz - produced	75,407	67,347	69,589	64,953	317	271	278	188
Total production costs	- R / kg	/ - $ / oz - produced	79,712	71,311	73,750	76,639	335	287	295	222
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	181	181	176	185	5.81	5.81	5.67	5.96
Actual	- g	/ - oz	168	174	173	168	5.40	5.61	5.56	5.42
Target	- m²	/ - ft²	7.63	7.56	7.43	7.74	82.15	81.42	80.00	83.30
Actual	- m²	/ - ft²	7.19	7.40	7.19	7.34	77.41	79.63	77.34	79.05
FINANCIAL RESULTS (MILLION)										
Gold income			214	216	650	634	29	28	83	59
Cost of sales			194	181	558	524	26	23	71	49
Cash operating costs			183	170	519	450	25	22	67	42
Other cash costs			1	2	4	4	-	-	1	-
Total cash costs			184	172	523	454	25	22	68	42
Retrenchment costs			1	-	2	6	-	-	-	1
Rehabilitation and other non-cash costs			1	1	3	8	-	-	-	1
Production costs			186	173	528	468	25	22	68	44
Amortisation of mining assets			9	8	26	67	1	1	3	6
Inventory change			(1)	-	4	(11)	-	-	-	(1)
			20	35	92	110	3	5	12	10
Realised non-hedge derivatives			12	11	36	64	1	1	4	6
Adjusted operating profit			32	46	128	174	4	6	16	16
Capital expenditure			11	6	28	7	2	1	4	1

SOUTH AFRICA REGION
VAAL RIVER

				Quarter ended		Nine months ended		Quarter ended		Nine months ended	
				September	June	September	September	September	June	September	September
				2003	2003	2003	2002	2003	2003	2003	2002
				Rand / Metric				**Dollar / Imperial**			
SURFACE OPERATIONS											
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		1,392	1,527	4,427	4,253	1,534	1,683	4,880	4,688
Yield	- g / t	/ - oz / t		0.60	0.58	0.61	0.55	0.017	0.017	0.018	0.016
Gold produced	- kg	/ - oz (000)		835	889	2,704	2,336	27	28	87	75
Gold sold	- kg	/ - oz (000)		844	879	2,703	2,325	27	29	87	75
Price received	- R / kg	/ - $ / oz	- sold	91,637	90,599	91,415	100,576	384	364	363	290
Total cash costs	- R	/ - $	- ton milled	30	29	29	25	4	3	3	2
Total cash costs	- R / kg	/ - $ / oz	- produced	50,454	50,220	47,657	45,580	212	202	190	132
Total production costs	- R / kg	/ - $ / oz	- produced	50,489	50,220	47,669	48,618	212	202	190	141
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		323	313	322	418	10.38	10.07	10.34	13.43
Actual	- g	/ - oz		640	658	656	420	20.59	21.17	21.11	13.50
FINANCIAL RESULTS (MILLION)											
Gold income				72	77	235	212	10	10	30	20
Cost of sales				42	44	129	111	6	6	16	11
Cash operating costs				42	45	129	106	6	6	16	10
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				42	45	129	106	6	6	16	10
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	7	-	-	-	1
Production costs				42	45	129	113	6	6	16	11
Amortisation of mining assets				-	-	-	-	-	-	-	-
Inventory change				-	(1)	-	(2)	-	-	-	-
				30	33	106	101	4	4	14	9
Realised non-hedge derivatives				5	3	12	21	1	-	1	2
Adjusted operating profit				35	36	118	122	5	4	15	11
				Moab Khotsong							
Capital expenditure				139	109	361	293	18	14	46	27

SOUTH AFRICA REGION

ERGO

			Quarter ended		Nine months ended		Quarter ended		Nine months ended	
			September 2003	June 2003	September 2003	September 2002	September 2003	June 2003	September 2003	September 2002
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
SURFACE AND DUMP RECLAMATION										
Material treated	- 000 tonnes	/ - 000 tons	7,249	7,849	23,307	24,364	7,990	8,652	25,691	26,857
Yield	- g / t	/ - oz / t	0.19	0.20	0.20	0.25	0.006	0.006	0.006	0.007
Gold produced	- kg	/ - oz (000)	1,407	1,532	4,716	6,161	45	49	152	198
Gold sold	- kg	/ - oz (000)	1,407	1,532	4,716	6,152	45	49	152	198
Price received	- R / kg	/ - $ / oz	- sold	85,801	87,223	87,624	100,739	361	351	347	290
Total cash costs	- R	/ - $	- ton treated	19	17	17	16	2	2	2	1
	- R / kg	/ - $ / oz	- produced	97,163	87,137	86,239	61,461	408	351	344	177
Total production costs	- R / kg	/ - $ / oz	- produced	104,856	92,996	93,242	69,533	441	374	372	201
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	278	256	275	298	8.95	8.24	8.85	9.57
Actual	- g	/ - oz	243	260	267	330	7.81	8.35	8.60	10.60
FINANCIAL RESULTS (MILLION)										
Gold income			122	132	408	562	17	17	52	52
Cost of sales			142	141	436	431	18	19	55	39
Cash operating costs			136	133	405	376	18	18	52	35
Other cash costs			1	-	2	2	-	-	-	-
Total cash costs			137	133	407	378	18	18	52	35
Retrenchment costs			-	-	1	2	-	-	-	-
Rehabilitation and other non-cash costs			10	10	29	35	1	1	4	3
Production costs			147	143	437	415	19	19	56	38
Amortisation of mining assets			-	(1)	3	13	-	-	-	1
Inventory change			(5)	(1)	(4)	3	(1)	-	(1)	-
			(20)	(9)	(28)	131	(1)	(2)	(3)	13
Realised non-hedge derivatives			(2)	1	5	58	(2)	1	-	4
Adjusted operating profit			(22)	(8)	(23)	189	(3)	(1)	(3)	17
Capital expenditure			-	-	-	-	-	-	-	-

SOUTH AFRICA REGION
WEST WITS

				Quarter ended		Nine months ended		Quarter ended		Nine months ended	
				September 2003	June 2003	September 2003	September 2002	September 2003	June 2003	September 2003	September 2002
				Rand / Metric				Dollar / Imperial			
MPONENG MINE											
OPERATING RESULTS											
UNDERGROUND											
Area mined	- 000 m²	/ - 000 ft²		89	85	253	221	955	909	2,719	2,378
Milled	- 000 tonnes	/ - 000 tons		460	438	1,315	1,217	507	483	1,449	1,342
Yield	- g / t	/ - oz / t		8.81	9.07	8.99	8.68	0.257	0.265	0.262	0.253
Gold produced	- kg	/ - oz (000)		4,055	3,976	11,820	10,562	130	128	380	340
Gold sold	- kg	/ - oz (000)		4,099	3,926	11,814	10,531	132	126	380	339
Price received	- R / kg	/ - $ / oz	- sold	85,261	88,793	88,380	100,178	358	358	352	290
Total cash costs	- R	/ - $	- ton milled	520	525	524	524	64	62	61	44
	- R / kg	/ - $ / oz	- produced	59,039	57,851	58,316	60,356	248	233	233	175
Total production costs	- R / kg	/ - $ / oz	- produced	68,562	66,382	67,054	77,022	288	267	268	223
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		203	189	190	193	6.53	6.08	6.10	6.21
Actual	- g	/ - oz		248	245	242	207	7.98	7.87	7.79	6.64
Target	- m²	/ - ft²		4.63	4.67	4.55	4.38	49.88	50.31	48.96	47.14
Actual	- m²	/ - ft²		5.43	5.19	5.18	4.32	58.44	55.91	55.77	46.51
FINANCIAL RESULTS (MILLION)											
Gold income				354	337	1,023	960	48	43	131	89
Cost of sales				277	257	796	800	37	33	102	75
Cash operating costs				237	228	683	632	32	30	88	59
Other cash costs				2	2	6	6	-	-	1	1
Total cash costs				239	230	689	638	32	30	89	60
Retrenchment costs				1	1	2	4	-	-	-	-
Rehabilitation and other non-cash costs				1	-	2	3	-	-	-	-
Production costs				241	231	693	645	32	30	89	60
Amortisation of mining assets				37	33	100	170	5	4	13	16
Inventory change				(1)	(7)	3	(15)	-	(1)	-	(1)
				77	80	227	160	11	10	29	14
Realised non-hedge derivatives				(4)	11	21	96	(1)	2	3	10
Adjusted operating profit				73	91	248	256	10	12	32	24
Capital expenditure				121	95	296	203	16	12	38	19

SOUTH AFRICA REGION

WEST WITS

				Quarter ended		Nine months ended		Quarter ended		Nine months ended	
				September	June	September	September	September	June	September	September
				2003	2003	2003	2002	2003	2003	2003	2002
				Rand / Metric				**Dollar / Imperial**			
SAVUKA MINE											
OPERATING RESULTS											
UNDERGROUND											
Area mined	- 000 m²	/ - 000 ft²		42	38	121	149	455	410	1,304	1,599
Milled	- 000 tonnes	/ - 000 tons		251	263	775	773	276	291	854	852
Yield	- g / t	/ - oz / t		5.49	6.27	5.83	7.55	0.160	0.183	0.170	0.220
Gold produced	- kg	/ - oz (000)		1,376	1,653	4,521	5,831	44	53	145	187
Gold sold	- kg	/ - oz (000)		1,391	1,629	4,511	5,820	45	52	145	187
Price received	- R / kg	/ - $ / oz	- sold	85,207	89,146	88,726	100,482	358	358	353	290
Total cash costs	- R	/ - $	- ton milled	636	599	615	587	78	70	72	50
	- R / kg	/ - $ / oz	- produced	115,931	95,444	105,465	77,801	487	384	421	225
Total production costs	- R / kg	/ - $ / oz	- produced	122,651	98,424	109,389	81,752	515	396	436	237
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		127	125	124	135	4.08	4.01	3.98	4.34
Actual	- g	/ - oz		102	116	105	134	3.27	3.73	3.39	4.29
Target	- m²	/ - ft²		4.34	4.18	4.09	4.30	46.71	44.94	44.03	46.30
Actual	- m²	/ - ft²		3.12	2.68	2.82	3.40	33.62	28.81	30.39	36.62
FINANCIAL RESULTS (MILLION)											
Gold income				120	140	389	530	16	19	50	49
Cost of sales				174	163	497	470	23	21	64	43
Cash operating costs				158	156	472	449	21	20	61	42
Other cash costs				1	2	4	4	-	-	1	-
Total cash costs				159	158	476	453	21	20	62	42
Retrenchment costs				4	1	5	2	1	-	1	-
Rehabilitation and other non-cash costs				3	1	4	2	-	-	-	-
Production costs				166	160	485	457	22	20	63	42
Amortisation of mining assets				3	4	10	19	-	1	1	2
Inventory change				5	(1)	2	(6)	1	-	-	(1)
				(54)	(23)	(108)	60	(7)	(2)	(14)	6
Realised non-hedge derivatives				(2)	7	12	54	(1)	-	1	5
Adjusted operating profit				(56)	(16)	(96)	114	(8)	(2)	(13)	11
Capital expenditure				40	15	73	30	5	2	9	3

SOUTH AFRICA REGION
WEST WITS

				Quarter ended		Nine months ended		Quarter ended		Nine months ended	
				September	June	September	September	September	June	September	September
				2003	2003	2003	2002	2003	2003	2003	2002
				Rand / Metric				Dollar / Imperial			
TAUTONA MINE											
OPERATING RESULTS											
UNDERGROUND											
Area mined	- 000 m²	/ - 000 ft²		73	73	224	227	783	792	2,410	2,438
Milled	- 000 tonnes	/ - 000 tons		400	421	1,246	1,270	441	464	1,374	1,400
Yield	- g / t	/ - oz / t		13.19	11.93	12.05	11.63	0.385	0.348	0.351	0.339
Gold produced	- kg	/ - oz (000)		5,272	5,024	15,020	14,770	170	161	483	475
Gold sold	- kg	/ - oz (000)		5,337	4,955	15,016	14,733	172	159	483	474
Price received	- R / kg	/ - $ / oz	- sold	85,164	88,664	88,297	100,525	358	357	352	290
Total cash costs	- R	/ - $	- ton milled	621	550	571	520	76	65	66	44
	- R / kg	/ - $ / oz	- produced	47,096	46,091	47,391	44,686	198	186	189	129
Total production costs	- R / kg	/ - $ / oz	- produced	49,989	48,806	50,113	48,021	210	196	200	139
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		301	298	297	283	9.68	9.59	9.56	9.10
Actual	- g	/ - oz		312	298	296	286	10.03	9.59	9.52	9.21
Target	- m²	/ - ft²		4.55	4.55	4.53	4.41	48.93	49.03	48.78	47.42
Actual	- m²	/ - ft²		4.30	4.37	4.41	4.39	46.32	47.02	47.52	47.30
FINANCIAL RESULTS (MILLION)											
Gold income				460	423	1,295	1,346	62	55	166	125
Cost of sales				272	244	765	705	36	32	99	67
Cash operating costs				246	229	705	654	33	29	91	61
Other cash costs				2	2	7	6	-	1	1	1
Total cash costs				248	231	712	660	33	30	92	62
Retrenchment costs				-	1	1	6	-	-	-	1
Rehabilitation and other non-cash costs				1	1	4	4	-	-	-	-
Production costs				249	233	717	670	33	30	92	63
Amortisation of mining assets				14	12	36	40	2	2	5	4
Inventory change				9	(1)	12	(5)	1	-	2	-
				188	179	530	641	26	23	67	58
Realised non-hedge derivatives				(6)	16	31	136	(1)	2	5	14
Adjusted operating profit				182	195	561	777	25	25	72	72
Capital expenditure				34	31	93	52	5	4	12	5

EAST & WEST AFRICA REGION

		Quarter ended		Nine months ended		Quarter ended		Nine months ended	
		September	June	September	September	September	June	September	September
		2003	2003	2003	2002	2003	2003	2003	2002
		Rand / Metric				Dollar / Imperial			
GEITA - Attributable 50%									
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	3,077	2,957	8,343	6,465	4,025	3,868	10,913	8,457
Mined	- 000 tonnes / - 000 tons	8,121	7,849	22,178	15,904	8,952	8,651	24,447	17,532
Treated	- 000 tonnes / - 000 tons	716	747	2,161	1,859	789	823	2,382	2,049
Stripping ratio	- t (mined total - mined ore) / t mined ore	8.54	10.93	9.94	6.39	8.54	10.93	9.94	6.39
Yield	- g / t / - oz / t	3.83	2.58	3.07	3.82	0.112	0.075	0.090	0.111
Gold produced	- kg / - oz (000)	2,745	1,925	6,646	7,096	88	62	214	228
Gold sold	- kg / - oz (000)	2,745	1,925	6,646	7,096	88	62	214	228
Price received	- R / kg / - $ / oz - sold	79,129	76,380	79,286	101,313	334	307	318	293
Total cash costs	- R / kg / - $ / oz - produced	44,735	57,231	52,318	56,652	188	230	209	164
Total production costs	- R / kg / - $ / oz - produced	54,405	66,274	62,111	72,360	229	267	248	209
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,575	1,342	1,426	1,645	50.65	43.13	45.84	52.90
Actual	- g / - oz	1,345	934	1,119	1,447	43.26	30.03	35.99	46.52
FINANCIAL RESULTS (MILLION)									
Gold income		216	145	521	711	29	19	67	66
Cost of sales		150	126	411	514	20	17	53	48
Cash operating costs		113	103	324	373	15	13	42	35
Other cash costs		10	7	24	29	2	1	3	3
Total cash costs		123	110	348	402	17	14	45	38
Rehabilitation and other non-cash costs		1	1	5	5	-	1	-	-
Production costs		124	111	353	407	17	15	45	38
Amortisation of mining assets		25	16	60	106	3	2	8	10
Inventory change		1	(1)	(2)	1	-	-	-	-
		66	19	110	197	9	2	14	18
Realised non-hedge derivatives		1	2	6	8	-	1	1	1
Adjusted operating profit		67	21	116	205	9	3	15	19
Capital expenditure		22	17	54	62	3	2	7	6

EAST & WEST AFRICA REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September	June	September	September	September	June	September	September
	2003	2003	2003	2002	2003	2003	2003	2002
	Rand / Metric				Dollar / Imperial			
MORILA - Attributable 40%								
OPERATING RESULTS								
OPEN-PIT OPERATION								
Volume mined - 000 bcm / - 000 bcy	942	827	2,720	3,359	1,232	1,083	3,558	4,394
Mined - 000 tonnes / - 000 tons	2,468	2,131	6,982	8,080	2,720	2,350	7,697	8,907
Treated - 000 tonnes / - 000 tons	329	308	969	826	363	340	1,069	911
Stripping ratio - t (mined total - mined ore) / t mined ore	9.25	3.19	4.63	6.51	9.25	3.19	4.63	6.51
Yield - g / t / - oz / t	7.55	9.54	8.66	10.94	0.220	0.278	0.252	0.319
Gold produced - kg / - oz (000)	2,483	2,942	8,391	9,040	80	95	270	291
Gold sold - kg / - oz (000)	2,440	3,005	8,348	8,730	78	97	268	281
Price received - R / kg / - $ / oz - sold	83,026	84,164	85,873	104,952	350	337	341	305
Total cash costs - R / kg / - $ / oz - produced	25,875	23,387	23,779	24,727	109	94	95	72
Total production costs - R / kg / - $ / oz - produced	42,139	38,758	39,904	48,972	177	156	159	142
PRODUCTIVITY PER EMPLOYEE								
Target - g / - oz	3,591	3,863	3,652	3,065	115.46	124.18	117.41	98.54
Actual - g / - oz	3,374	4,282	3,983	4,014	108.47	137.67	128.04	129.06
FINANCIAL RESULTS (MILLION)								
Gold income	202	253	716	916	28	32	92	86
Cost of sales	103	115	335	442	14	15	43	41
Cash operating costs	50	51	150	159	7	6	19	15
Other cash costs	14	18	50	65	2	3	6	6
Total cash costs	64	69	200	224	9	9	25	21
Rehabilitation and other non-cash costs	3	-	4	2	-	-	1	-
Production costs	67	69	204	226	9	9	26	21
Amortisation of mining assets	38	45	132	217	5	6	17	20
Inventory change	(2)	1	(1)	(1)	-	-	-	-
	99	138	381	474	14	17	49	45
Realised non-hedge derivatives	1	-	2	1	-	-	-	-
Adjusted operating profit	100	138	383	475	14	17	49	45
Capital expenditure	10	9	29	43	1	1	4	4

anglogold

EAST & WEST AFRICA REGION

	Quarter ended September 2003	Quarter ended June 2003	Nine months ended September 2003	Nine months ended September 2002	Quarter ended September 2003	Quarter ended June 2003	Nine months ended September 2003	Nine months ended September 2002
	Rand / Metric				Dollar / Imperial			
NAVACHAB								
OPERATING RESULTS								
OPEN-PIT OPERATION								
Volume mined - 000 bcm / - 000 bcy	299	360	1,023	988	392	471	1,338	1,293
Mined - 000 tonnes / - 000 tons	873	974	2,820	2,760	963	1,074	3,108	3,042
Treated - 000 tonnes / - 000 tons	338	344	993	1,037	373	380	1,094	1,143
Stripping ratio - t (mined total - mined ore) / t mined ore	1.12	0.69	1.11	1.71	1.12	0.69	1.11	1.71
Yield - g / t / - oz / t	1.65	1.90	1.79	1.92	0.048	0.056	0.052	0.056
Gold produced - kg / - oz (000)	559	657	1,780	1,993	18	21	57	64
Gold sold - kg / - oz (000)	464	657	1,685	1,993	15	21	54	64
Price received - R / kg / - $ / oz - sold	85,673	85,900	88,310	103,985	360	346	350	301
Total cash costs - R / kg / - $ / oz - produced	71,907	54,756	63,000	48,288	303	220	252	140
Total production costs - R / kg / - $ / oz - produced	75,214	57,533	65,861	52,209	317	231	263	151
PRODUCTIVITY PER EMPLOYEE								
Target - g / - oz	601	626	610	563	19.32	20.12	19.62	18.11
Actual - g / - oz	424	634	512	636	13.65	20.40	16.46	20.45
FINANCIAL RESULTS (MILLION)								
Gold income	40	56	149	207	5	8	19	19
Cost of sales	39	40	100	103	5	6	13	10
Cash operating costs	40	35	95	95	5	5	12	9
Other cash costs	-	1	1	1	-	-	-	-
Total cash costs	40	36	96	96	5	5	12	9
Rehabilitation and other non-cash costs	-	-	-	1	-	-	-	-
Production costs	40	36	96	97	5	5	12	9
Amortisation of mining assets	2	2	5	7	-	1	1	1
Inventory change	(3)	2	(1)	(1)	-	-	-	-
	1	16	49	104	-	2	6	9
Realised non-hedge derivatives	-	-	-	-	-	-	-	1
Adjusted operating profit	1	16	49	104	-	2	6	10
Capital expenditure	6	6	16	12	1	-	2	1

EAST & WEST AFRICA REGION

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	September 2003	June 2003	September 2003	September 2002	September 2003	June 2003	September 2003	September 2002
	Rand / Metric				Dollar / Imperial			
SADIOLA - Attributable 38%								
OPERATING RESULTS								
OPEN-PIT OPERATION								
Volume mined - 000 bcm / - 000 bcy	832	966	2,719	2,425	1,089	1,263	3,557	3,171
Mined - 000 tonnes / - 000 tons	1,500	1,840	5,050	4,538	1,653	2,028	5,566	5,002
Treated - 000 tonnes / - 000 tons	470	491	1,412	1,422	518	541	1,556	1,568
Stripping ratio - t (mined total - mined ore) / t mined ore	4.25	1.70	2.59	1.50	4.25	1.70	2.59	1.50
Yield - g / t / - oz / t	2.79	2.52	2.67	2.94	0.081	0.074	0.078	0.086
Gold produced - kg / - oz (000)	1,311	1,237	3,774	4,182	42	39	121	134
Gold sold - kg / - oz (000)	1,242	1,193	3,772	4,183	40	39	121	134
Price received - R / kg / - $ / oz - sold	88,791	86,457	90,233	103,618	373	347	359	298
Total cash costs - R / kg / - $ / oz - produced	46,315	52,990	51,464	51,656	195	213	205	149
Total production costs - R / kg / - $ / oz - produced	61,346	68,618	67,215	78,432	258	276	267	226
PRODUCTIVITY PER EMPLOYEE								
Target - g / - oz	2,321	2,115	2,170	2,378	74.61	68.01	69.75	76.45
Actual - g / - oz	1,925	1,808	1,847	2,630	61.89	58.12	59.39	84.57
FINANCIAL RESULTS (MILLION)								
Gold income	107	103	337	443	14	14	43	41
Cost of sales	75	82	252	326	10	11	32	30
Cash operating costs	53	58	171	186	7	8	22	17
Other cash costs	7	7	23	30	1	1	3	3
Total cash costs	60	65	194	216	8	9	25	20
Rehabilitation and other non-cash costs	1	1	3	3	-	-	-	-
Production costs	61	66	197	219	8	9	25	20
Amortisation of mining assets	19	19	56	109	3	3	7	10
Inventory change	(5)	(3)	(1)	(2)	(1)	(1)	-	-
	32	21	85	117	4	3	11	11
Realised non-hedge derivatives	3	-	3	(10)	1	-	-	(1)
Adjusted operating profit	35	21	88	107	5	3	11	10
Capital expenditure	4	6	18	55	1	1	2	5

EAST & WEST AFRICA REGION

		Quarter ended		Nine months ended		Quarter ended		Nine months ended	
		September 2003	June 2003	September 2003	September 2002	September 2003	June 2003	September 2003	September 2002
		Rand / Metric				Dollar / Imperial			
YATELA - Attributable 40%									
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	816	915	2,589	2,466	1,067	1,197	3,386	3,226
Mined	- 000 tonnes / - 000 tons	1,637	1,782	5,163	5,041	1,805	1,965	5,692	5,557
Treated	- 000 tonnes / - 000 tons	189	278	763	815	208	307	841	899
Stripping ratio	- t (mined total - mined ore) / t mined ore	10.64	7.18	7.78	7.36	10.64	7.18	7.78	7.36
Yield	- g / t / - oz / t	3.18	3.35	2.88	3.00	0.093	0.098	0.084	0.088
Gold produced	- kg / - oz (000)	601	931	2,198	2,449	20	30	71	79
Gold sold	- kg / - oz (000)	653	878	2,203	2,415	21	28	71	78
Price received	- R / kg / - $ / oz - sold	85,574	86,232	88,491	105,780	358	346	352	306
Total cash costs	- R / kg / - $ / oz - produced	59,628	49,406	53,651	56,916	250	198	214	165
Total production costs	- R / kg / - $ / oz - produced	89,982	61,318	72,618	70,623	378	246	290	204
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,089	1,667	1,326	1,607	35.02	53.60	42.64	51.68
Actual	- g / - oz	760	1,383	1,065	1,491	24.43	44.46	34.25	47.95
FINANCIAL RESULTS (MILLION)									
Gold income		56	76	195	255	8	9	25	24
Cost of sales		54	55	158	171	7	7	20	16
Cash operating costs		32	41	104	121	4	5	13	11
Other cash costs		4	5	14	19	1	-	2	2
Total cash costs		36	46	118	140	5	5	15	13
Rehabilitation and other non-cash costs		2	1	4	3	-	-	-	-
Production costs		38	47	122	143	5	5	15	13
Amortisation of mining assets		16	11	38	30	2	2	5	3
Inventory change		-	(3)	(2)	(2)	-	-	-	-
		2	21	37	84	1	2	5	8
Realised non-hedge derivatives		-	-	-	-	-	-	-	-
Adjusted operating profit		2	21	37	84	1	2	5	8
Capital expenditure		15	14	40	28	2	2	5	3

NORTH AMERICA REGION

		Quarter ended		Nine months ended		Quarter ended		Nine months ended	
		September	June	September	September	September	June	September	September
		2003	2003	2003	2002	2003	2003	2003	2002
		Rand / Metric				Dollar / Imperial			
CRIPPLE CREEK & VICTOR J.V.									
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	12,760	10,189	33,788	34,105	14,066	11,232	37,245	37,595
Treated	- 000 tonnes / - 000 tons	6,745	6,670	19,846	15,732	7,435	7,354	21,876	17,342
Stripping ratio	- t (mined total - mined ore) / t mined ore	2.12	1.54	1.99	1.96	2.12	1.54	1.99	1.96
Yield	- g / t / - oz / t	0.31	0.36	0.33	0.29	0.009	0.011	0.009	0.009
Gold in ore	- kg / - oz (000)	3,821	4,646	12,347	14,928	123	149	397	480
Gold produced	- kg / - oz (000)	2,065	2,433	6,456	4,619	66	78	207	149
Gold sold	- kg / - oz (000)	2,065	2,433	6,456	4,619	66	78	208	148
Price received	- R / kg / - $ / oz - sold	86,295	85,559	86,389	116,445	363	344	344	337
Total cash costs *	- R / kg / - $ / oz - produced	51,696	46,736	49,537	66,167	217	188	197	191
Total production costs	- R / kg / - $ / oz - produced	75,156	77,817	77,843	113,257	315	313	310	328
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	3,281	2,488	2,641	2,164	105.49	80.00	84.93	69.59
Actual	- g / - oz	2,080	2,447	2,196	1,627	66.87	78.68	70.59	52.32
FINANCIAL RESULTS (MILLION)									
Gold income		163	205	539	526	22	27	69	49
Cost of sales		156	189	502	524	21	25	65	50
Cash operating costs		148	142	430	483	20	18	55	45
Other cash costs		4	5	15	-	-	-	2	-
Total cash costs		152	147	445	483	20	18	57	45
Rehabilitation and other non-cash costs		(16)	(6)	(32)	(100)	(2)	-	(4)	(9)
Production costs		136	141	413	383	18	18	53	36
Amortisation of mining assets		65	82	215	318	9	11	28	30
Inventory change		(45)	(34)	(126)	(177)	(6)	(4)	(16)	(16)
		7	16	37	2	1	2	4	(1)
Realised non-hedge derivatives		16	3	18	13	2	1	3	2
Adjusted operating profit		23	19	55	15	3	3	7	1
Capital expenditure		56	63	167	633	8	8	21	59

* Total cash cost calculation includes Inventory change

NORTH AMERICA REGION

					Quarter ended		Nine months ended		Quarter ended		Nine months ended	
					September	June	September	September	September	June	September	September
					2003	2003	2003	2002	2003	2003	2003	2002
					Rand / Metric				**Dollar / Imperial**			
JERRITT CANYON J.V. - Attributable 70%												
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/	- 000 tons		-	240	479	688	-	265	528	759
Treated	- 000 tonnes	/	- 000 tons		-	232	463	677	-	256	511	746
Yield	- g / t	/	- oz / t		-	7.41	7.15	8.02	-	0.216	0.209	0.234
Gold in ore	- kg	/	- oz (000)		-	1,727	3,422	5,888	-	55	110	190
Gold produced	- kg	/	- oz (000)		-	1,719	3,311	5,425	-	56	107	174
Gold sold	- kg	/	- oz (000)		-	1,719	3,311	5,410	-	55	106	174
Price received	- R / kg	/	- $ / oz	- sold	-	86,232	86,625	116,292	-	346	336	337
Total cash costs	- R / kg	/	- $ / oz	- produced	-	67,158	69,686	90,212	-	270	270	260
Total production costs	- R / kg	/	- $ / oz	- produced	-	90,237	94,657	124,686	-	363	366	359
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		-	2,154	2,015	2,414	-	69.27	64.78	77.62
Actual	- g	/	- oz		-	1,991	1,899	2,080	-	64.00	61.07	66.86
FINANCIAL RESULTS (MILLION)												
Gold income					-	145	284	615	-	18	35	57
Cost of sales					-	161	322	665	-	21	40	61
Cash operating costs					-	115	229	489	-	14	28	45
Other cash costs					-	1	2	-	-	-	-	-
Total cash costs					-	116	231	489	-	14	28	45
Rehabilitation and other non-cash costs					-	2	5	12	-	1	1	1
Production costs					-	118	236	501	-	15	29	46
Amortisation of mining assets					-	37	77	175	-	5	10	16
Inventory change					-	6	9	(11)	-	1	1	(1)
					-	(16)	(38)	(50)	-	(3)	(5)	(4)
Realised non-hedge derivatives					-	2	2	13	-	1	-	1
Adjusted operating profit					-	(14)	(36)	(37)	-	(2)	(5)	(3)
Capital expenditure					-	13	20	61	-	1	3	5

SOUTH AMERICA REGION

		Quarter ended		Nine months ended		Quarter ended		Nine months ended	
		September	June	September	September	September	June	September	September
		2003	2003	2003	2002	2003	2003	2003	2002
		Rand / Metric				Dollar / Imperial			
CERRO VANGUARDIA - Attributable 92.50% *									
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	4,199	4,153	11,557	5,822	4,628	4,577	12,740	6,418
Treated	- 000 tonnes / - 000 tons	213	227	659	377	235	251	727	416
Stripping ratio	- t (mined total - mined ore) / t mined ore	19.69	19.23	18.37	14.44	19.69	19.23	18.37	14.44
Yield	- g / t / - oz / t	6.05	6.70	7.11	9.31	0.176	0.196	0.207	0.272
Gold in ore	- kg / - oz (000)	1,353	1,593	4,880	3,647	43	51	157	117
Gold produced	- kg / - oz (000)	1,291	1,524	4,687	3,512	41	49	151	113
Gold sold	- kg / - oz (000)	1,292	1,605	4,791	3,631	42	51	154	117
Price received	- R / kg / - $ / oz - sold	76,188	85,207	84,477	109,205	320	343	333	316
Total cash costs	- R / kg / - $ / oz - produced	41,121	37,753	36,433	35,011	173	152	145	102
Total production costs	- R / kg / - $ / oz - produced	72,220	67,966	65,177	70,760	303	274	259	206
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,664	1,613	1,644	1,651	53.51	51.85	52.87	53.07
Actual	- g / - oz	853	1,052	1,057	1,581	27.44	33.83	33.97	50.83
FINANCIAL RESULTS (MILLION)									
Gold income		103	143	425	416	14	19	54	39
Cost of sales		92	104	302	259	12	13	39	24
Cash operating costs		44	46	137	93	6	6	18	9
Other cash costs		9	11	34	30	1	1	4	3
Total cash costs		53	57	171	123	7	7	22	12
Rehabilitation and other non-cash costs		1	1	2	5	-	-	-	-
Production costs		54	58	173	128	7	7	22	12
Amortisation of mining assets		39	45	132	121	5	6	17	11
Inventory change		(1)	1	(3)	10	-	-	-	1
		11	39	123	157	2	6	15	15
Realised non-hedge derivatives		4	3	13	15	-	-	2	1
Adjusted operating profit		15	42	136	172	2	6	17	16
Capital expenditure		32	17	55	21	4	2	7	2

* Effective July 2002 (previously 46.25%)

anglogold

SOUTH AMERICA REGION

		Quarter ended		Nine months ended		Quarter ended		Nine months ended	
		September	June	September	September	September	June	September	September
		2003	2003	2003	2002	2003	2003	2003	2002
		Rand / Metric				Dollar / Imperial			
MORRO VELHO									
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - 000 tons	222	231	676	624	245	255	745	688
Treated	- 000 tonnes / - 000 tons	222	235	673	622	245	258	743	687
Yield	- g / t / - oz / t	7.22	6.69	6.99	7.12	0.210	0.195	0.204	0.208
Gold in ore	- kg / - oz (000)	1,723	1,686	5,074	4,823	55	54	163	155
Gold produced	- kg / - oz (000)	1,604	1,569	4,710	4,434	52	50	152	142
SURFACE AND DUMP RECLAMATION									
Treated	- 000 tonnes / - 000 tons	24	-	24	-	26	-	26	-
Yield	- g / t / - oz / t	1.90	-	1.90	-	0.055	-	0.055	-
Gold produced	- kg / - oz (000)	45	-	45	-	1	-	1	-
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	1,305	1,405	3,194	1,061	1,438	1,548	3,521	1,169
Treated	- 000 tonnes / - 000 tons	35	45	116	70	39	50	128	77
Stripping ratio	- t (mined total - mined ore) / t mined ore	32.34	26.92	26.40	14.20	32.34	26.92	26.40	14.20
Yield	- g / t / - oz / t	4.92	3.39	3.76	3.79	0.143	0.099	0.110	0.111
Gold in ore	- kg / - oz (000)	198	169	490	294	6	5	16	9
Gold produced	- kg / - oz (000)	173	153	437	264	6	5	14	9
TOTAL									
Yield	- g / t / - oz / t	6.48	6.16	6.38	6.78	0.189	0.180	0.187	0.197
Gold produced	- kg / - oz (000)	1,822	1,722	5,192	4,698	59	55	167	151
Gold sold	- kg / - oz (000)	1,777	1,763	5,229	4,705	57	57	168	151
Price received	- R / kg / - $ / oz - sold	84,812	88,835	91,527	116,248	355	357	364	336
Total cash costs	- R / kg / - $ / oz - produced	34,827	35,631	34,824	46,914	146	143	139	135
Total production costs	- R / kg / - $ / oz - produced	48,029	50,421	49,424	68,908	202	203	197	199
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	469	427	433	365	15.09	13.74	13.92	11.75
Actual	- g / - oz	469	443	442	440	15.09	14.24	14.20	14.16
FINANCIAL RESULTS (MILLION)									
Gold income		149	152	458	534	20	20	59	50
Cost of sales		86	85	256	324	11	11	34	29
Cash operating costs		62	60	176	215	8	8	23	20
Other cash costs		2	1	5	5	-	-	1	-
Total cash costs		64	61	181	220	8	8	24	20
Rehabilitation and other non-cash costs		3	-	5	5	-	-	1	-
Production costs		67	61	186	225	8	8	25	20
Amortisation of mining assets		22	24	71	99	3	3	9	9
Inventory change		(3)	-	(1)	-	-	-	-	-
		63	67	202	210	9	9	25	21
Realised non-hedge derivatives		3	3	21	13	-	-	3	-
Adjusted operating profit		66	70	223	223	9	9	28	21
Capital expenditure		53	43	135	136	7	5	17	13

SOUTH AMERICA REGION

				Quarter ended		Nine months ended		Quarter ended		Nine months ended	
				September	June	September	September	September	June	September	September
				2003	2003	2003	2002	2003	2003	2003	2002
				Rand / Metric				Dollar / Imperial			
SERRA GRANDE - Attributable 50%											
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/ - 000 tons		94	92	280	277	104	102	309	305
Treated	- 000 tonnes	/ - 000 tons		95	95	283	282	105	104	312	311
Yield	- g / t	/ - oz / t		7.89	7.94	7.91	7.88	0.230	0.232	0.231	0.230
Gold in ore	- kg	/ - oz (000)		765	775	2,310	2,310	25	25	74	75
Gold produced	- kg	/ - oz (000)		753	749	2,239	2,221	24	24	72	71
Gold sold	- kg	/ - oz (000)		697	778	2,177	2,259	22	25	70	73
Price received	- R / kg	/ - $ / oz	- sold	84,284	88,972	91,350	116,880	354	357	363	337
Total cash costs	- R / kg	/ - $ / oz	- produced	26,026	25,756	25,570	35,550	109	104	102	102
Total production costs	- R / kg	/ - $ / oz	- produced	38,624	39,655	39,561	55,551	162	160	158	160
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		900	889	890	895	28.92	28.60	28.60	28.76
Actual	- g	/ - oz		939	957	948	946	30.19	30.78	30.48	30.41
FINANCIAL RESULTS (MILLION)											
Gold income				58	67	191	256	8	8	24	23
Cost of sales				26	30	85	128	4	4	11	11
Cash operating costs				19	18	55	75	3	2	7	7
Other cash costs				1	-	2	4	-	-	-	-
Total cash costs				20	18	57	79	3	2	7	7
Rehabilitation and other non-cash costs				-	1	1	1	-	-	-	-
Production costs				20	19	58	80	3	2	7	7
Amortisation of mining assets				9	10	30	44	1	2	4	4
Inventory change				(3)	1	(3)	4	-	-	-	-
				32	37	106	128	4	4	13	12
Realised non-hedge derivatives				-	2	8	9	-	1	1	-
Adjusted operating profit				32	39	114	137	4	5	14	12
Capital expenditure				6	6	16	28	1	1	2	3

AUSTRALIA REGION

			Quarter ended		Nine months ended		Quarter ended		Nine months ended	
			September 2003	June 2003	September 2003	September 2002	September 2003	June 2003	September 2003	September 2002
			Rand / Metric				**Dollar / Imperial**			
SUNRISE DAM										
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	6,186	5,583	15,474	12,438	8,092	7,303	20,240	16,269
Treated	- 000 tonnes	/ - 000 tons	889	879	2,612	2,542	980	969	2,880	2,802
Stripping ratio	- t (mined total - mined ore) / t mined ore		18.81	17.24	16.27	11.39	18.81	17.24	16.27	11.39
Yield	- g / t	/ - oz / t	2.98	2.97	3.15	3.58	0.087	0.087	0.092	0.104
Gold produced	- kg	/ - oz (000)	2,652	2,613	8,233	9,095	85	84	265	292
Gold sold	- kg	/ - oz (000)	2,640	2,797	8,222	9,203	85	90	264	296
Price received	- R / kg / - $ / oz	- sold	84,662	91,104	92,045	104,577	357	366	366	304
Total cash costs	- R / kg / - $ / oz	- produced	57,704	60,712	56,934	59,387	242	244	227	172
Total production costs	- R / kg / - $ / oz	- produced	73,029	78,480	73,026	76,563	307	315	291	222
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	3,271	3,056	3,132	1,947	105.16	98.24	100.70	62.60
Actual	- g	/ - oz	2,889	2,782	2,952	3,214	92.90	89.44	94.91	103.33
FINANCIAL RESULTS (MILLION)										
Gold income			220	255	741	921	30	33	95	86
Cost of sales			201	207	618	648	27	27	79	62
Cash operating costs			147	152	451	516	20	20	58	48
Other cash costs			6	6	18	24	1	1	2	3
Total cash costs			153	158	469	540	21	21	60	51
Rehabilitation and other non-cash costs			2	2	6	6	-	-	1	1
Production costs			155	160	475	546	21	21	61	52
Amortisation of mining assets			39	44	127	150	5	6	16	14
Inventory change			7	3	16	(48)	1	-	2	(4)
			19	48	123	273	3	6	16	24
Realised non-hedge derivatives			4	(1)	17	41	-	-	1	5
Adjusted operating profit			23	47	140	314	3	6	17	29
Capital expenditure			37	20	81	111	5	3	10	10

AUSTRALIA REGION

	Quarter ended September 2003	Quarter ended June 2003	Nine months ended September 2003	Nine months ended September 2002	Quarter ended September 2003	Quarter ended June 2003	Nine months ended September 2003	Nine months ended September 2002
	Rand / Metric				Dollar / Imperial			
UNION REEFS								
OPERATING RESULTS								
OPEN-PIT OPERATION								
Volume mined - 000 bcm / - 000 bcy	59	496	1,387	2,283	77	648	1,814	2,986
Treated - 000 tonnes / - 000 tons	680	702	2,030	2,031	750	774	2,237	2,239
Stripping ratio - t (mined total - mined ore) / t mined ore	1.99	3.65	5.27	2.97	1.99	3.65	5.27	2.97
Yield - g / t / - oz / t	1.02	1.25	1.06	1.39	0.030	0.036	0.031	0.040
Gold produced - kg / - oz (000)	693	875	2,157	2,817	23	28	69	91
Gold sold - kg / - oz (000)	708	863	2,177	2,829	23	28	70	91
Price received - R / kg / - $ / oz - sold	85,601	90,052	91,346	104,426	360	362	364	302
Total cash costs - R / kg / - $ / oz - produced	57,143	57,966	70,313	75,620	240	233	278	218
Total production costs - R / kg / - $ / oz - produced	57,172	58,782	73,471	93,354	240	237	290	268
PRODUCTIVITY PER EMPLOYEE								
Target - g / - oz	2,809	2,706	2,882	2,183	90.30	87.00	92.65	70.18
Actual - g / - oz	2,151	1,874	1,654	1,995	69.15	60.24	53.19	64.14
FINANCIAL RESULTS (MILLION)								
Gold income	59	78	195	280	8	10	25	26
Cost of sales	45	58	169	262	6	7	21	25
Cash operating costs	40	51	152	213	5	6	19	20
Other cash costs	-	-	-	-	-	-	-	-
Total cash costs	40	51	152	213	5	6	19	20
Rehabilitation and other non-cash costs	-	1	5	17	-	-	1	2
Production costs	40	52	157	230	5	6	20	22
Amortisation of mining assets	-	-	2	33	-	-	-	3
Inventory change	5	6	10	(1)	1	1	1	-
	14	20	26	18	2	3	4	1
Realised non-hedge derivatives	2	-	5	16	-	-	-	2
Adjusted operating profit	16	20	31	34	2	3	4	3
Capital expenditure	-	-	-	-	-	-	-	-



Administrative **information**

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
 JSE: ANG
 LSE: 79 LK
 NYSE: AU
 ASX: AGG
 Euronext Paris: VA FP
 Euronext Brussels: ANG BB

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

Europe/Asia
Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British   # American

Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane

Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Global BuyDIRECTSM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold. For additional
information, please visit The Bank of New
York's website at www.globalbuydirect.com
or call Shareholder Relations Department at
1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Fax: +1 302 738 7210

Certain forward-looking statements
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.